Exhibit (a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
CHIQUITA BRANDS INTERNATIONAL, INC.
at
$14.50 NET PER SHARE
by
CAVENDISH ACQUISITION CORPORATION
a wholly owned subsidiary of
CAVENDISH GLOBAL LIMITED
a jointly owned subsidiary of
BURLINGTOWN UK LTD
and
ERICHTON INVESTMENTS LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF THE DAY ON WEDNESDAY, DECEMBER 3, 2014,
UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2014 (the “Merger Agreement”), among Cavendish Global Limited (or any permitted successor thereto, “Parent”), a company incorporated in England and Wales, Cavendish Acquisition Corporation (or any permitted successor thereto, “Purchaser”), a New Jersey corporation and a wholly owned subsidiary of Parent, Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), and, solely for purposes of Article IX of the Merger Agreement, Burlingtown UK LTD, a company incorporated in England and Wales, and Erichton Investments Ltd., a company incorporated in the British Virgin Islands. Purchaser is offering to purchase all outstanding shares of common stock of Chiquita, par value $0.01 per share (“Shares”), at a price per Share of $14.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the receipt of any authorization, consent or approval of, or filing with any governmental entity necessary, under applicable law, for the consummation by Chiquita of the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) that if not obtained or made would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined herein). The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer represents at least a majority of the total number of Shares then outstanding (calculated on a fully diluted basis excluding (i) securities convertible into Shares pursuant to Chiquita’s 4.25% Convertible Senior Notes due 2016 and (ii) Shares issuable pursuant to the Top-Up Option (as defined herein)). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of Chiquita has unanimously adopted resolutions: (i) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Chiquita and its shareholders, (ii) approving the Merger Agreement and consummation of the Transactions, and (iii) subject to the terms of the Merger Agreement, recommending that the shareholders of Chiquita accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the merger of Purchaser with and into Chiquita.

IMPORTANT

Any shareholder of Chiquita wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with any certificates representing Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender its Shares.

Any shareholder of Chiquita may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is

November 4, 2014

SUMMARY TERM SHEET

Cavendish Acquisition Corporation (“Purchaser”), a New Jersey corporation and a wholly owned subsidiary of Cavendish Global Limited (or any permitted successor thereto, “Parent”), a company incorporated in England and Wales, hereby offers to purchase (the “Offer”) all the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price per Share of $14.50, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”). The following are answers to some of the questions you, as a shareholder of Chiquita, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you. In this Offer to Purchase, (i) unless the context otherwise requires, the terms “we”, “our” and “us” refer to Purchaser, (ii) “Merger Agreement” refers to the Agreement and Plan of Merger dated as of October 26, 2014, among Parent, Purchaser, Chiquita and, solely for purposes of Article IX of the Merger Agreement, Burlingtown UK LTD, a company incorporated in England and Wales (“Burlingtown”), and Erichton Investments Ltd., a company incorporated in the British Virgin Islands (“Erichton” and, together with Burlingtown, the “Guarantors”), and (iii) “Cutrale-Safra” refers collectively to Parent, Purchaser, Burlingtown and Erichton.

Who is offering to buy my securities?

Our name is Cavendish Acquisition Corporation, a New Jersey corporation that was formed for the purpose of acquiring all of the outstanding Shares of Chiquita. We are a wholly owned subsidiary of Parent, which is jointly owned by Burlingtown and Erichton. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Burlingtown, Erichton, Parent and Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all the outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Chiquita. If the Offer is consummated, Parent intends as promptly as practicable to have Purchaser consummate the Merger after consummation of the Offer. Upon consummation of the Merger, Chiquita would be a wholly owned subsidiary of Parent.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to purchase Shares at a price per Share of $14.50, net to the seller in cash, without interest (subject to adjustments from time to time on the terms and subject to the conditions set forth in the Merger Agreement), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. If you are the record holder of Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes, we will have sufficient resources available to us to make the payment of your shares. We estimate that we will need approximately $1 billion to (i) purchase all the issued and outstanding Shares validly

i

tendered in the Offer and acquire all the remaining issued and outstanding Shares pursuant to the Merger, (ii) make payments in respect of Chiquita’s stock options, restricted shares and restricted stock units as provided in the Merger Agreement, (iii) make payments in respect of all deferred share rights as of the effective time of the Merger, (iv) purchase all of Chiquita’s 4.25% Convertible Senior Notes due 2016 (the “Convertible Notes”) in accordance with their terms and (v) pay related transaction fees and expenses (collectively, the “Required Payments”). Parent has obtained an equity commitment of up to $500 million from each of Burlingtown and Erichton (for total commitments of $1 billion). Parent will contribute or otherwise advance, or cause to be advanced, to us the proceeds of the equity commitments, which will be sufficient to make all the Required Payments, including to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity commitments are subject to the same conditions as this Offer. Each of Burlingtown and Erichton currently has $500 million of cash or marketable securities deposited in designated accounts and expects to continue to have, and will provide us with, sufficient funds to consummate these transactions.

See Section 9 — “Source and Amount of Funds”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the proposed acquisition of Shares and prior to the date of this Offer to Purchase, has not carried on any activities other than in connection therewith. Prior to the Expiration Date, Purchaser will not carry on any activities other than in connection with the Offer and the Merger;
•	the Offer is being made for all outstanding Shares solely for cash;
•	as described above, Parent has received equity commitments from Burlingtown and Erichton for, and will provide us with, funds sufficient to consummate the Transactions;
•	the Offer is not subject to any financing condition; and
•	if we consummate the Offer, we expect to acquire any remaining outstanding Shares not purchased in the Offer for the Offer Price in cash in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, at the end of the day on December 3, 2014, to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Chiquita nor Parent has terminated the Merger Agreement in accordance with its terms:

•	Except as described in the immediately following paragraph, if at the scheduled expiration time of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived by us, we must extend the Offer for periods of up to 5 business days per extension (or such longer period as we, Parent and Chiquita may agree) until the date on which all of the Offer Conditions (as defined in Section 15 — “Certain Conditions of the Offer”) are satisfied or so waived and the Offer is consummated. We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is April 26, 2015, which is the date that is six months from the execution and delivery of the Merger Agreement.

•	If the sole unsatisfied condition at the then-scheduled expiration time of the Offer is the Minimum Condition (as defined below), we will extend the Offer for periods of up to 5 business days per extension (or such longer period as we, Parent and Chiquita may agree) for up to a total of an additional 10 business days following the date on which public announcement is made that that sole then-unsatisfied condition is the Minimum Condition if (x) Chiquita requests in writing that we extend the Offer or (y) if we elect to do so. The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer represents at least a majority of the total number of Shares then outstanding (calculated on a fully diluted basis excluding (i) securities convertible into Shares pursuant to the Convertible Notes and (ii) Shares issuable pursuant to the Top-Up Option (as defined herein)). We will not, however, be required to extend the Offer beyond the Outside Date.
•	In addition, we must extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission (the “SEC”) (or its staff), or rules of any securities exchange, in each case, that is applicable to the Offer.

See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Will you provide a subsequent offering period?

We are required to offer a subsequent offering period at Chiquita’s request unless prior to the commencement of any subsequent offering period, we, together with Parent, directly or indirectly own more than 90% of the outstanding Shares. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” of this Offer to Purchase for more information concerning any subsequent offering period.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1 — “Terms of the Offer.”

What is the “Top-Up Option” and when will it be exercised or deemed to be exercised?

Under the Merger Agreement, Chiquita has granted us an irrevocable option (the “Top-Up Option”), subject to certain conditions and limitations, to purchase that number of additional Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by us, Parent and other affiliates of Parent collectively at the time of exercise, constitutes one Share more than 90% of the number of Shares outstanding (calculated on a fully diluted basis excluding (i) securities convertible into Shares pursuant to the Convertible Notes and (ii) Shares issuable upon the exercise or vesting of stock options, restricted shares and restricted stock units, deferred share rights and the Chiquita ESPP that will be extinguished in exchange for a cash payment pursuant to the Merger Agreement and after giving effect to the issuance of the Top-Up Shares; clauses (i) and (ii) being collectively referred to as the “Excluded Shares”), at a price per Top-Up Share equal to the Offer Price. The Top-Up Option will not be exercisable unless, immediately after the issuance of the Top-Up Shares and after giving effect to Shares purchased pursuant to the Offer, the number of Shares beneficially owned by us, Parent and other affiliates of Parent collectively will constitute one Share more than 90% of the number of Shares outstanding, calculated on a fully diluted basis excluding the Excluded Shares. The Top-Up Option is exercisable for not more than the number of authorized but unissued (and not reserved for issuance) Shares at the time of exercise of the Top-Up Option. If necessary to obtain at least 90% of the outstanding Shares on a fully diluted basis when we are required to purchase the Shares tendered pursuant to the Offer, we will be deemed to have exercised the Top-Up Option in order to facilitate prompt completion of the Merger. For more information, see Section 12 — “The Transaction Agreements — The Merger Agreement — Top-Up Option.”

What is the difference between an extension of the Offer and a subsequent offering period?

If the Offer is extended, no Shares will be accepted or paid until the extension expires, and you will be able to withdraw your Shares until the Offer expires. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the Shares that were validly tendered and not validly withdrawn by the time the initial offering period (including any extensions) expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received and cannot be withdrawn. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition;
•	the expiration or termination of any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder; and
•	the receipt of any authorization, consent or approval of, or filing with any governmental entity necessary, under applicable law, for the consummation by Chiquita of the transactions contemplated by the Merger Agreement that if not obtained or made would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer”).

The Offer is also subject to other conditions set forth in this Offer to Purchase. There is no financing condition to the Offer. We can waive some of the conditions to the Offer without Chiquita’s consent. We cannot, however, waive or amend the Minimum Condition without Chiquita’s prior written consent. See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.
•	If you are a record holder and you hold uncertificated Shares in book-entry form with Chiquita’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed and (2) any other documents required by the Letter of Transmittal.
•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”) and (3) any other documents required by the Letter of Transmittal.
•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.
•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by January 4, 2015, you may withdraw them at any time on or after that date until we accept Shares for payment. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during any subsequent offering period. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

Can holders of stock options participate in the Offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options granted under Chiquita equity compensation plans and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable Chiquita equity compensation plan and stock option award agreement, and tender some or all of the shares of Chiquita common stock received upon the exercise in accordance with the terms of the Offer. See Section 3 —  “Procedures for Accepting the Offer and Tendering Shares.”

As of the closing of the Offer, each outstanding stock option granted under Chiquita equity compensation plans, whether vested or unvested, will become vested in full and be canceled at the closing of the Merger and the stock option holder will be entitled to receive the difference between (i) the Offer Price and (ii) the exercise price of the stock option (subject to applicable withholdings) for each stock option outstanding.

Can holders of restricted stock or restricted stock units participate in the Offer?

The Offer is only for Shares and not for restricted stock or restricted stock units. As of the time Purchaser accepts Shares for payment, each outstanding share of restricted stock or restricted stock unit granted under Chiquita equity compensation plans will become vested in full (with all applicable performance conditions deemed achieved at target performance levels, except for relocation retention awards or stock price trigger awards which will be deemed achieved at maximum performance levels) and will be canceled at the closing of the Merger and the holder will be entitled to receive the Offer Price (subject to applicable withholdings) for each Share subject to the award of restricted stock or restricted stock units.

Can participants in the Chiquita Employee Stock Purchase Plan participate in the Offer?

The Offer is only for Shares and not for rights to purchase shares under the Chiquita Employee Stock Purchase Plan (the “Chiquita ESPP”). On the day immediately prior to the date on which the Acceptance Time occurs, each participant’s outstanding right to purchase Shares under the Chiquita ESPP will terminate, and all amounts allocated to each participant’s account under the Chiquita ESPP (less fractional amounts that will be returned to participants) will have been used to purchase Shares at a price determined under the terms of the Chiquita ESPP. Shares held in participants’ accounts under the Chiquita ESPP may be tendered in accordance with the terms of the Offer. At the closing of the Merger, all untendered Shares purchased under the Chiquita ESPP will be converted into the right to receive the Offer Price (subject to applicable withholdings).

What is the recommendation of the Chiquita Board with respect to the Offer?

The Board of Directors of Chiquita has unanimously adopted resolutions: (i) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Chiquita and its shareholders, (ii) approving the Merger Agreement and consummation of the Transactions, and (iii) subject to the terms of the Merger Agreement, recommending that the shareholders of Chiquita accept the Offer and tender their

v

Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger. A more complete description of the reasons for the Chiquita board’s approval of the Offer and the Merger is set forth in Chiquita’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Chiquita’s shareholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will Chiquita continue as a public company?

No. As soon as practicable following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Chiquita will no longer be publicly traded. Even if for some reason the Merger does not take place, if we purchase all Shares validly tendered and not validly withdrawn, there may be so few remaining shareholders and publicly held Shares that Shares will no longer be eligible to be traded through the New York Stock Exchange or other securities exchanges, there may not be an active public trading market for Shares and Chiquita may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into Chiquita, with Chiquita continuing as the surviving corporation. If the Merger takes place, Parent will own 100% of Chiquita, and all of the remaining shareholders of Chiquita, other than Chiquita, Parent, Purchaser and any of their respective affiliates, will have the right to receive an amount in cash equal to the Offer Price, subject to any required withholding of taxes. See the “Introduction” to this Offer to Purchase. See also Section 11 — “The Transaction Agreements” and Section 15 — “Certain Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Furthermore, if pursuant to the Offer, the Top-Up Option or otherwise, we own in excess of 90% of the outstanding shares, we may effect the Merger without a vote or any further action by the Chiquita shareholders in accordance with Section 14A:10-5.1 of the New Jersey Business Corporation Act (the “NJBCA”). See Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for Chiquita.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount in cash equal to the Offer Price, subject to any required withholding of taxes. You will have the right to receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer.

Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase Shares validly tendered and not validly withdrawn, but the Merger does not occur, you will remain a shareholder of Chiquita. However, there may be so few remaining shareholders and publicly traded Shares that Shares will no longer be eligible to be traded through the New York Stock Exchange or other securities exchanges and there may not be an active public trading market for Shares, which means you may not be able to sell your Shares. Also, as described above, Chiquita may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 8, 2014, the last full trading day prior to the public announcement of the Cutrale-Safra proposal to acquire all the outstanding Shares of Chiquita for $13.00 per Share, the closing sale price per Share reported on the New York Stock Exchange was $10.06. On October 22, 2014, the last full trading day prior to the public announcement of the revised Cutrale-Safra proposal to acquire all the outstanding shares of

Chiquita for $14.50 per Share, the closing sale price per Share reported on the New York Stock Exchange was $12.75 per Share. On November 3, 2014, the last full trading day prior to commencement of the Offer, the closing sale price per Share reported on the New York Stock Exchange was $14.43. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6 — “Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined under Section 5 — “Material United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in such Shares. See Section 5 — “Material United States Federal Income Tax Consequences.”

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and shareholders of Chiquita who tender Shares in the Offer will not have appraisal rights in connection with the Merger. The NJBCA does not provide appraisal rights or rights of a dissenting shareholder in connection with the Merger. See “The Tender Offer — Purpose of the Offer; Plans for Chiquita — Appraisal Rights.”

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834 (toll free) or (212) 750-5833 (call collect). Credit Suisse Securities (USA) LLC is acting as the dealer manager (in such capacity, the “Dealer Manager”) in connection with the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of Chiquita:

INTRODUCTION

Cavendish Acquisition Corporation (“Purchaser”), a New Jersey corporation and a wholly owned subsidiary of Cavendish Global Limited (or any permitted successor thereto, “Parent”), a company incorporated in England and Wales, hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price per Share of $14.50, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 26, 2014, among Parent, Purchaser, Chiquita and, solely for purposes of Article IX of the Merger Agreement, Burlingtown UK LTD, a company incorporated in England and Wales (“Burlingtown”), and Erichton Investments Ltd., a company incorporated in the British Virgin Islands (“Erichton” and, together with Burlingtown, the “Guarantors”). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in Section 15 — “Certain Conditions of the Offer”), (ii) the expiration or termination of any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the receipt of any authorization, consent or approval of, or filing with any governmental entity necessary, under applicable law, for the consummation by Chiquita of the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) that if not obtained or made would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” There is no financing condition to the Offer.

Chiquita has advised Parent that as of October 31, 2014, (i) 47,112,311 Shares were issued and outstanding; (ii) 1,440,062 Shares were issuable upon exercise of outstanding stock options; (iii) up to 597,677 Shares were subject to outstanding restricted stock units that may be settled for Shares in connection with the Offer, (iv) 1,276,529 Shares were subject to Chiquita’s performance share awards, (v) 131,234 Shares may be issued in connection with the Chiquita directors deferred compensation program and (vi) 87,957 were subject to outstanding rights under the Chiquita Employee Stock Purchase Plan (the “Chiquita ESPP”), (iv) no Shares were held in treasury and (v) no shares of preferred stock of Chiquita were issued or outstanding.

The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements.”

The Board of Directors of Chiquita has unanimously adopted resolutions: (i) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Chiquita and its shareholders, (ii) approving the Merger Agreement and consummation of the Transactions, and (iii) subject to the terms of the Merger Agreement, recommending that the shareholders of Chiquita accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the merger of Purchaser with and into Chiquita (the “Merger”).

A description of the reasons for the Chiquita Board’s approval of the Offer and the Merger is set forth in Chiquita’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Chiquita’s shareholders together with this Offer to Purchase (the “Schedule 14D-9”).

The Merger Agreement provides that, subject to the conditions described in Section 11 — “The Transaction Agreements”, Purchaser will be merged with and into Chiquita, with Chiquita continuing as the surviving corporation as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Effective Time”) the certificate of merger (the “Certificate of Merger”) is filed with the Department of the Treasury of the State of New Jersey or at such later time specified in the Certificate of Merger, as may be agreed by the parties. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $14.50, in cash, without interest, and subject to any required withholding of taxes, except for (i) Shares owned by Parent or Purchaser, if any (including as a result of the exercise of the Top-Up Option by us, if applicable), or Shares owned by Chiquita as treasury stock, if any, which will be canceled and will cease to exist, and (ii) Shares owned by a subsidiary of Chiquita, which will be converted into and become shares of common stock of the surviving corporation.

Upon the payment for Shares accepted for payment under the Offer, the Merger Agreement provides that Parent will be entitled to designate a number of directors, rounded up to the next whole number, to the Chiquita board of directors (the “Chiquita Board”) that is in the same proportion as the Shares beneficially owned by Parent to the total number of Shares then outstanding, and Chiquita will promptly take all actions reasonably necessary to cause Parent’s designees to be so elected, including, if necessary by increasing the size of the Chiquita Board and/or obtaining the resignation of one or more existing directors; provided, however, that until the closing of the Merger, Chiquita’s chief executive officer and at least three independent directors of Chiquita will remain on the Chiquita Board. Prior to the day any such person takes office as a director, Chiquita will file with the SEC and deliver to shareholders an information statement containing the information required under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we are able, immediately after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement, Parent does not intend to exercise this right and to designate officers or employees of Parent or an affiliate of Parent to serve on the Chiquita Board. However, if this right is exercised, we expect that such representation on the Chiquita Board would permit us to exert substantial influence over Chiquita’s conduct of its business and operations. Following the Merger, the directors of Purchaser will be the directors of Chiquita as the surviving corporation.

Under the New Jersey Business Corporation Act (the “NJBCA”), if we acquire, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, we would effect the Merger without a vote or any further action by Chiquita’s shareholders under Section 14A:10-5.1 of the NJBCA, the short-form merger provision. As a result of the Top-Up Option, under which we would be required to purchase a certain number of Shares so as to acquire one Share more than 90% of the number of Shares outstanding pursuant to the deemed exercise of the Top-Up Option, if the Offer is consummated, we expect to effect the Merger without a vote or any further action by Chiquita’s shareholders under the short-form merger provision of the NJBCA. See Section 11 — “The Transaction Agreements — The Merger Agreement.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date of the Offer and not withdrawn as permitted under Section 4 — “Withdrawal Rights.” The time, if any, at which Purchaser accepts for payment all Shares validly tendered, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer, is referred to as the “Acceptance Time.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Wednesday, December 3, 2014, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Offer is conditioned upon the satisfaction of (i) the Minimum Condition, (ii) the HSR Condition (as defined herein) and (iii) the Regulatory Condition (as defined herein). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that so long as neither Chiquita nor Parent has terminated the Merger Agreement in accordance with its terms:

•	Except as described in the immediately following paragraph, if at the scheduled expiration time of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived by Purchaser, Purchaser must extend the Offer for periods of up to 5 business days per extension (or such longer period as Purchaser, Parent and Chiquita may agree) until the date on which all of the Offer Conditions are satisfied or so waived and the Offer is consummated. Purchaser will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is April 26, 2015, which is the date that is six months from the execution and delivery of the Merger Agreement.
•	If the sole unsatisfied condition at the then-scheduled expiration time of the Offer is the Minimum Condition (as defined below), Purchaser will extend the Offer for periods of up to 5 business days per extension (or such longer period as Purchaser, Parent and Chiquita may agree) for up to a total of an additional 10 business days following the date on which public announcement is made that that sole then-unsatisfied condition is the Minimum Condition if (x) Chiquita requests in writing that Purchaser extend the Offer or (y) if Purchaser elects to do so. We will not, however, be required to extend the Offer beyond the Outside Date.
•	In addition, Purchaser must extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission (the “SEC”) (or its staff), or rules of any securities exchange, in each case, that is applicable to the Offer.

Purchaser is required to offer a subsequent offering period at Chiquita’s request unless prior to the commencement of any subsequent offering period, Purchaser is, together with Parent, directly or indirectly own more than 90% of the outstanding Shares. See Section 1 — “Terms of the Offer” and Section 4 —  “Withdrawal Rights” of this Offer to Purchase for more information concerning any subsequent offering period.

If we extend the Offer or we provide a subsequent offering period, we will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. During a subsequent offering period, any Shares tendered may not be withdrawn and we will immediately accept and promptly pay for Shares as they are tendered at a price per Share equal to the Offer Price.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right in its sole discretion to (i) except as provided below, waive any Offer

Condition (to the extent permitted by applicable law), (ii) increase the Offer Price and (iii) make any other changes in the terms or conditions of the Offer. However, no change may be made by Parent or Purchaser, without the prior written consent of Chiquita, which (a) reduces the number of Shares to be purchased in the Offer, (b) reduces the Offer Price or changes the form of consideration payable in the Offer, (c) changes, modifies or waives the Minimum Condition, (d) adds to the Offer Conditions (as defined herein) or modifies or changes any Offer Conditions in any manner adverse to the holders of Shares or makes any Offer Conditions more difficult to satisfy, (e) extends the Offer other than as permitted under the Merger Agreement, or (f) otherwise amends the Offer in any manner adverse to the holders of Shares.

The rights reserved by Purchaser as described in the preceding paragraph are in addition to Purchaser’s rights described in Section 15 — “Certain Conditions of the Offer.” Any delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, Computershare Trust Company, N.A. (the “Depositary”) may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering shareholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of ten business days following the dissemination of such information to shareholders.

Chiquita has provided Purchaser with Chiquita’s shareholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Chiquita’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and Parent will cause Purchaser to, promptly following the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer. See Section 1 — “Terms of the Offer.” If Purchaser provides a subsequent offering period, Purchaser will immediately accept for payment and promptly pay for all Shares validly tendered and not withdrawn during such subsequent offering period.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the following:

•	if you are a record holder and you have certificated Shares: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.
•	if you are a record holder and you hold uncertificated Shares in book-entry form with Chiquita’s transfer agent: (1) the Letter of Transmittal, properly completed and duly executed and (2) any other documents required by the Letter of Transmittal.
•	if your Shares are held in “street” name and are being tendered by book-entry transfer, (1) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined below) and (3) any other documents required by the Letter of Transmittal.

Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•	If you are a record holder and you hold uncertificated Shares in book-entry form with Chiquita’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.
•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.
•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent for assistance.
•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer.  The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or
•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  Shares may also be tendered if all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and
•	the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its reasonable discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser, Chiquita, the Depositary, Innisfree M&A Incorporated (the “Information Agent”), Credit Suisse Securities (USA) LLC (in its capacity as dealer manager in connection with the Offer, the “Dealer Manager”) or any other person is or will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy.  By executing the Letter of Transmittal, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;
•	all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked;
•	no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective); and
•	the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Chiquita’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Chiquita’s shareholders.

4. Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time on or after January 4, 2015.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded.  Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during a subsequent offering period. No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights will apply to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Parent, Purchaser, Chiquita, the Depositary, the Information Agent, the Dealer Manager or any other person is or will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to shareholders of Chiquita whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular shareholder. This summary does not address tax considerations applicable to shareholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) shareholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; and (xiii) shareholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in such Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses against ordinary income is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders.  Payments you receive as a Non-U.S. Holder with respect to Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•	your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), in which case (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or
•	you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

Backup Withholding.  All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares trade on the New York Stock Exchange under the symbol “CQB.” The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on the New York Stock Exchange based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2012
First Quarter	$10.37	$8.04
Second Quarter	8.96	4.66
Third Quarter	7.96	4.75
Fourth Quarter	8.39	6.61
Fiscal Year Ended December 31, 2013
First Quarter	$8.25	$6.10
Second Quarter	11.05	7.05
Third Quarter	13.57	11.03
Fourth Quarter	12.90	9.41

	High	Low
Fiscal Year Ending December 31, 2014
First Quarter (through March 31, 2014)	$12.45	$10.02
Second Quarter (through June 30, 2014)	$12.64	$10.10
Third Quarter (through September 30, 2014)	$14.35	$9.59
Fourth Quarter (through November 3, 2014)	$14.43	$12.74

On October 24, 2014, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the New York Stock Exchange was $14.16 per Share.

On November 3, 2014, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on the New York Stock Exchange was $14.43.

Chiquita has not paid any dividends since 2006.

Shareholders are urged to obtain a current market quotation for Shares.

7. Certain Information Concerning Chiquita.

General.  Chiquita’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina 28202. The telephone number for Chiquita is (980) 636-5000. The following description of Chiquita and its business is qualified in its entirety by reference to Chiquita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and other publicly available documents and records on file with the SEC and other public sources.

Chiquita is a New Jersey corporation which is currently listed (ticker symbol: CQB) on the NYSE. Chiquita is a leading international marketer and distributor of bananas, salads, other fruits and healthy snacking products. Chiquita markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of in excess of $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide.

Certain Financial Estimates and Forecasts Prepared by Chiquita.  Chiquita’s senior management prepared and delivered to Cutrale-Safra certain financial estimates and forecasts, as described more fully below, in connection with our due diligence review for the Transactions. The financial estimates and forecasts are being provided in this Offer to Purchase only because Chiquita made them available to us.

Chiquita has informed us that, as a matter of course, it does not make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Offer and Merger, certain financial forecasts, projections and estimates prepared by the management of Chiquita relating to the future financial performance of Chiquita (the “Company Projections”) were provided to Goldman Sachs & Co. (financial advisor to Chiquita, “Goldman Sachs”), which was authorized by Chiquita to use and rely upon Chiquita’s Projections without independent verification, and to Purchaser and Parent and certain of their representatives. The inclusion of information about Chiquita’s Projections in this Statement should not be regarded as an indication that any of Chiquita or any recipient of this information considered, or now considers, Chiquita Projections to be predictive of actual future results. The information about Chiquita Projections included in this Statement is presented solely because Chiquita Projections were provided to the Chiquita Board, Goldman Sachs and Purchaser, Parent and certain of their representatives.

Chiquita has informed us that the Chiquita Projections rely on numerous estimates and assumptions to derive the projections for net sales and EBITDA. Chiquita has advised us that the principal assumptions reflected in the Chiquita Projections for the year ending December 31, 2014 include: overall sales growth driven by volume and improvements in pricing and product mix; banana volume growth follows GDP growth; salads sales growth is from investing in new products and categories; escalations in cost of goods driven by inflationary pressures on wages and key components, partially offset by productivity initiatives; escalation in costs of purchased fruit and raw product also driven by inflationary pressures on wages and key components, partially offset by productivity initiatives; higher logistics costs due to increases in bunker fuel costs and end of gains on sale/leaseback of vessels; absence of 2013 Midwest plant consolidation (Streamwood) costs of $18 million; increased marketing investment to support both the Fresh Express and Chiquita brands; SG&A costs are flat to slightly down as a percentage of sales; Euro exchange rate of $1.32 per euro; no significant change in performance of smaller businesses; and there will be no material changes in Chiquita’s management, existing operational strategies, or accounting policies and methodologies during the year ending December 31, 2014. We understand from Chiquita that the Chiquita Projections for 2015 and 2016 apply higher level forecast assumptions, including: volume assumptions; price; production costs; fruit and raw product sourcing costs; logistics costs; SG&A and overhead costs; and euro exchange rate. For net sales the primary assumptions are related to pricing, volume, mix (primarily in our salads) and euro exchange rate that combined result in an approximately 3% annual growth rate in net sales for 2015 and 2016, respectively. In determining the assumptions for costs (production costs; fruit and raw product sourcing costs; logistics costs; SG&A and overhead costs; and euro exchange rate), an inflationary assumption is applied and is partially offset by productivity and efficiency gains. Chiquita has informed us that this results in average cost increase assumptions that range from approximately 1 – 2%.

The Chiquita Projections are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Chiquita Projections reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Chiquita’s business, including the factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” in the Schedule 14D-9 and/or the risk factors included in Item 1A of Chiquita’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and other documents of Chiquita on file with the SEC, all of which are difficult to predict and many of which are beyond Chiquita’s control. Many of the assumptions reflected in the Chiquita Projections are subject to change and none of the Chiquita Projections reflect revised prospects for Chiquita’s business, changes in general business or economic conditions or any other transactions or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. Chiquita has informed us that the Chiquita Projections speak as of the date that they were made available to Chiquita’s financial advisor. None of Parent, Purchaser or Chiquita assumes any obligation, nor does Parent, Purchaser or Chiquita intend, to update or otherwise revise Chiquita Projections. There can be no assurance that the results reflected in any of Chiquita Projections will be realized or that actual results will not materially vary from Chiquita Projections. In addition, since the Chiquita Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of Chiquita Projections in this Statement should not be relied on as predictive of actual future events nor construed as financial guidance.

Chiquita’s shareholders are urged to review Chiquita’s most recent SEC filings for a description of risk factors with respect to Chiquita’s businesses. Chiquita’s shareholders should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in the Schedule 14D-9 for additional information regarding the risks inherent in forward-looking information such as the financial projections.

Chiquita has advised us that the Chiquita Projections were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, Chiquita’s independent registered public accounting firm has not compiled, examined, or performed any procedures with respect to Chiquita Projections, nor have they expressed any opinion or any other form of assurance on Chiquita Projections or the achievability of the results reflected in Chiquita Projections, and they assume no responsibility for Chiquita Projections. Certain of the financial projections set forth herein, including those for EBITDA, may be considered non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as used by Chiquita may not be comparable to similarly titled amounts used by other companies.

The inclusion of the following summary of the financial estimates and forecasts in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser or their respective affiliates, advisors or other representatives considered or consider the financial estimates and forecasts necessarily predictive of actual results for the periods presented, and the financial estimates and forecasts should not be relied upon as such. By including such summary in this Offer to Purchase, none of Parent, Purchaser nor any of their respective affiliates, advisors or other representatives has made or makes any representation to any Chiquita shareholder or other person regarding the performance of Chiquita as compared to the information contained in such financial estimates and forecasts. None of Chiquita or its affiliates, officers, directors, advisors or other representatives has made any representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the financial estimates and forecasts. In addition, such financial estimates and forecasts were prepared during the periods described above and have not been updated to reflect any changes or events occurring after the date they were prepared, including, as applicable, the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, Chiquita advised us that the financial estimates and forecasts do not take into account any applicable effect of the failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context. None of Parent, Purchaser, Chiquita or their respective affiliates, officers, directors, advisors or other representatives undertakes any obligation, except as required by law, to update or otherwise revise the financial estimates and forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

For the reasons described above, readers of this Offer to Purchase are cautioned not to unduly rely on the Chiquita Projections. Chiquita has not made any representation to Cutrale-Safra or any other person in the Merger Agreement or otherwise concerning any of the Chiquita Projections.

The following tables present, subject to the foregoing, a summary of the Chiquita Projections.

	Company Projections (in millions, except per share amounts) Fiscal Year Ended December 31,
	2014	2015	2016
Net Sales	$3,225	$3,317	$3,407
EBITDA(1)	$144	$160	$175

(1)	Non-GAAP measure. For this purpose, EBITDA means earnings before interest, taxes, depreciation and amortization.

Set forth below are the estimates of free cash flow for fiscal years 2015 and 2016 that were calculated for use by Chiquita’s financial advisor in performing its discounted cash flow analysis.

	Company Free Cash Flow (in millions) Fiscal Year Ended December 31,
	2015	2016
Free Cash Flow(1)	$89	$104

(1)	Non-GAAP measure. For this purpose, Free Cash Flow means EBITDA less cash taxes and capital expenditures and less the amount of any increase and plus the amount of any decrease in working capital.

The estimates of Chiquita free cash flow for fiscal years 2015 and 2016 were calculated based on the Chiquita Projections, which are set out above.

The financial estimates and forecasts should be evaluated, if at all, in conjunction with the information regarding Chiquita contained elsewhere in this Offer to Purchase and in the Schedule 14D-9 and the historical financial statements and other information regarding Chiquita contained in Chiquita’s public filings with the SEC.

8. Certain Information Concerning Burlingtown, Erichton, Parent and Purchaser.

General.  Burlingtown UK LTD (“Burlingtown”) is a limited liability company and wholly owned by Burlingtown LLP, a limited liability partnership, organized and existing under the laws of England and Wales with its principal offices located at 25 Park Lane, 3rd Floor, London W1K1RA, UK. The telephone number of Burlingtown is +44-(0)207-529-2299. Burlingtown owns 50% of the equity interest of Parent. Burlingtown

LLP is an association formed and controlled by members of the Cutrale family. The Cutrale family controls the global agribusiness operations known as the Cutrale Group. The Cutrale Group is not a legal entity, but refers to the global agribusiness operations owned by the Cutrale family. Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice operations, and global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans.

Erichton Investments Ltd. (“Erichton”), a company of the Safra Group, is a business company organized and existing under the laws of the British Virgin Islands with its registered office located at Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands. The telephone number of Erichton Investments Ltd. is +1 (242) 601-6402. Erichton Investments Ltd. is wholly owned by Andromeda Global Strategy Fund Ltd. Andromeda Global Strategy Fund Ltd. is wholly owned by Mr. Joseph Yacoub Safra. Erichton Investments Ltd. owns 50% of the equity interest of Parent. The Safra Group is not a legal entity, but refers to a highly regarded name in global private banking with a successful long-standing history. Safra banks include J. Safra Sarasin Holding and subsidiaries, Banco Safra and Safra National Bank of New York, all built on strong financial foundations. As of June 2014, the Safra Group had aggregate stockholder equity of approximately $15.3 billion and amounted own free assets and assets under management for $246 billion. The Safra banks are present in over 150 locations worldwide, and have over 7,700 employees. In connection with the Transaction and with Chiquita’s prior written consent, Erichton may assign its rights and obligations under the Merger Agreement and related documents to an affiliate of Erichton that is wholly owned by Mr. Safra. In no event shall such assignment relieve Erichton of any of its obligations under the Merger Agreement or related documents.

Cavendish Global Limited is a private limited company incorporated in England and Wales, with its principal offices located at Level 1, Exchange House, Primrose Street, London EC2A 2EG, England. The telephone number of Cavendish Global Limited is (212) 704-5518. Cavendish Global Limited is jointly owned by Burlingtown UK LTD and Erichton Investments Ltd. and was formed in connection with the proposed acquisition of the Chiquita Shares and the related Offer for all the Shares. Cavendish Global Limited has not carried on any activities other than in connection therewith. In connection with the Transactions and as permitted under the Merger Agreement, Cavendish Global Limited may create one or more intermediate holding companies to which it would contribute its interest in Purchaser and it may also assign its rights and obligations to a newly formed holding company organized in Luxeumbourg. Following such transactions, such Luxembourg holding company would be jointly owned by Burlingtown and Erichton and become the indirect parent company of Purchaser. The Merger Agreement permits such assignments to the extent that it would not interfere with or cause a delay of the Acceptance Time or Effective Time.

Purchaser is a New Jersey corporation, with its registered office located at 830 Bear Tavern Road, West Trenton, New Jersey 08628. The telephone number of Purchaser is (212) 704-5518. Purchaser is a wholly owned subsidiary of Parent and was organized in connection with the proposed acquisition of the Chiquita Shares and the related Offer for all the Shares. Purchaser has not carried on any activities other than in connection therewith.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of (i) each director and executive officer of Burlingtown and the ultimate controlling persons of Burlingtown LLP, (ii) each director and executive officer of Erichton Investments Ltd. and Mr. Joseph Safra, the ultimate controlling person of Erichton, (iii) each director and executive officer of Parent and (iv) each director and executive officer of Purchaser and certain other information are set forth in Schedule I hereto.

As of November 4, 2014, (1) Erichton was the beneficial owner of 106,689 Shares, or approximately 0.2265% of Chiquita’s 47,112,311 issued and outstanding Shares as of October 31, 2014, and (2) its wholly owned subsidiary Cavendish Alpha Corporation was the beneficial owner of 100 Shares, or approximately 0.0002% of Chiquita’s 47,112,311 issued and outstanding Shares as of October 31, 2014. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (a) none of Burlingtown, Erichton, Parent or Purchaser (together, the “Corporate Entities”) or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Corporate Entities or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (b) none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Corporate Entities or any of the persons so listed has effected any transaction in Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Chiquita, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Except as set forth below, none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed on Schedule I hereto, has had any transaction with Chiquita or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contracts between Corporate Entities or any of their subsidiaries, or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Chiquita or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of any class of Chiquita’s securities, an election of Chiquita’s directors or a sale or other transfer of a material amount of assets of Chiquita during the past two years. None of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213.

9. Source and Amount of Funds.

We estimate that we will need approximately $1 billion to (1) purchase all the issued and outstanding Shares validly tendered in the Offer and acquire all the remaining issued and outstanding Shares pursuant to the Merger, (2) make payments in respect of Stock Options, Restricted Shares and RSUs as provided in the Merger Agreement, (3) make payments in respect of all Deferred Share Rights as of the effective time of the Merger, (4) purchase all of Chiquita’s Convertible Notes in accordance with their terms and (5) pay related transaction fees and expenses (collectively, the “Required Payments”).

Each of Burlingtown and Erichton has committed to contribute up to $500 million in cash in immediately available funds to Parent (for total commitments of $1 billion). Such amounts will be contributed (1) in the case of amounts contributed to purchase all of Chiquita’s Convertible Notes at par, as and when required and (2) otherwise, no later than the Acceptance Time and as equity capital or as shareholder loans. Parent will contribute or otherwise advance, or cause to be advanced, to Purchaser the proceeds of the equity commitments, which will be sufficient to pay the Required Payments, including the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The funding of the equity commitments is subject to the same conditions as this Offer. Each of Burlingtown and Erichton currently has $500 million of cash or marketable securities deposited in designated accounts and expects to continue to have, and will provide us with, sufficient funds to make the Required Payments.

Parent has agreed to use its reasonable best efforts to consummate and obtain the equity and debt financing on the applicable commitment letters, including for a new asset-based lending facility for up to $150.0 million (the “ABL Facility”) to refinance the Existing Credit Agreement (as defined herein). In the event that any of the debt financing becomes unavailable on the terms of the applicable letter, Parent shall use reasonable best efforts to arrange alternative financing and any alternative financing for the ABL Facility shall not include expanded conditions or terms that would reasonably be expected to making the funding of such financing less likely in any material way.

We believe that the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a Chiquita shareholder whether to tender its Shares and accept the Offer because (1) Purchaser was organized solely in connection with the proposed acquisition of Shares and prior to the date of this Offer to Purchase, has not carried on any activities other than in connection therewith, and prior to the Expiration Date, Purchaser will not carry on any activities other than in connection with the Offer and the Merger, (2) the Offer is being made for all outstanding Shares solely for cash, (3) Parent has received equity commitments from Burlingtown and Erichton for, and will provide us with, funds sufficient to consummate the Transactions, (4) the Offer is not subject to any financing condition and (5) if Purchaser consummates the Offer, Purchaser expects to acquire any remaining outstanding Shares not purchased in the Offer for the Offer Price in cash in the Merger. Parent, Purchaser and Chiquita do not need the consent of the holders of Chiquita’s Convertible Notes or Chiquita’s senior secured notes to consummate the Offer or the Merger.

10. Background of the Offer; Past Contacts or Negotiations with Chiquita.

The following summarizes the material events (but only those material events) that led to the signing of the Merger Agreement and does not purport to catalogue every conversation or meeting among representatives of Cutrale-Safra and Chiquita.

On March 10, 2014, following several months of discussion, negotiations and diligence, Chiquita and Fyffes agreed, by entering into the Fyffes Transaction Agreement, to combine under a new holding company incorporated in Ireland to be named ChiquitaFyffes plc (“ChiquitaFyffes”). Pursuant to the Fyffes Transaction Agreement, ChiquitaFyffes would have acquired all of the outstanding shares of Fyffes in return for the issue to Fyffes shareholders of newly issued ordinary shares of ChiquitaFyffes, pursuant to a scheme of arrangement under Irish law (the “Scheme”). Immediately following and conditioned upon the consummation of the Scheme, Chicago Merger Sub, Inc., a New Jersey corporation and a wholly owned indirect subsidiary of ChiquitaFyffes, would have merged with and into Chiquita (the “ChiquitaFyffes Merger,” and together with the Scheme, the “Combination”), with Chiquita surviving the ChiquitaFyffes Merger. As a result of the Combination, both Chiquita and Fyffes would have become wholly owned subsidiaries of ChiquitaFyffes. Additional information regarding the events that led up to the execution of the Fyffes Transaction Agreement are set forth beginning on page 59 of the Fyffes Transaction Proxy Statement.

On August 11, 2014, Cutrale-Safra, on an unsolicited basis, delivered a letter to Chiquita expressing interest in pursuing an all cash acquisition of Chiquita at a price of $13.00 per share by an entity newly formed by an affiliate of Cutrale-Safra. Later on August 11, 2014, Chiquita issued a press release confirming receipt of Cutrale-Safra’s proposal.

On August 14, 2014, the Chiquita Board unanimously determined that Cutrale-Safra’s proposal was inadequate and not in the best interest of Chiquita’s shareholders. Having made such a determination, Chiquita also determined not to furnish information to, and have discussions and negotiations with, Cutrale and Safra at that time. A press release was issued announcing the Chiquita Board’s determination and a letter was sent to Cutrale-Safra rejecting Cutrale-Safra’s proposal.

On August 15, 2014, Parent and Purchaser filed a preliminary proxy statement with the SEC which, in its definitive form, was intended to be used to solicit votes from Chiquita’s shareholders against the Combination.

On August 26, 2014, representatives of Cutrale-Safra met telephonically with representatives of Institutional Shareholder Services, Inc. (“ISS”) regarding the Cutrale-Safra proposal. Later that day

Cutrale-Safra filed the slide presentation used in that meeting with the SEC, in support of its solicitation of votes from Chiquita’s shareholders against the Combination.

On August 26, 2014, Cavendish Alpha sent a shareholder demand letter for the production of a Chiquita shareholder list pursuant to Section 1315 of the New York Business Corporation Law.

On August 27, 2014, Chiquita and Fyffes announced that they had identified an additional $20 million of synergies related to the Combination, for a total of at least $60 million in annualized pre-tax cost synergies by the end of 2016, reflecting additional information that had become available regarding optimization of sourcing and shipping logistics, as well as the output of the information technology integration planning work stream that was established after the Combination was first announced. Chiquita also announced a range of operating efficiency initiatives.

On August 27, 2014, Fyffes also announced its results for the first half of 2014, including an increase to its EBITA (earnings before interest taxes and amortization) target for 2014.

On August 27, 2014, Chiquita filed a presentation with the SEC for consideration by investors and the proxy advisory firms regarding Chiquita’s special meeting of shareholders in connection with the Combination.

On August 27, 2014, Chiquita also issued a press release and sent a letter to Chiquita shareholders highlighting benefits of the Combination and reaffirming the Chiquita Board’s recommendation of the Combination.

Later on August 27, 2014, Cutrale-Safra issued a press release commenting on the announcement by Chiquita and Fyffes of the additional $20 million of synergies related to the Combination.

On August 27, 2014, Cutrale-Safra filed an amended preliminary proxy statement with the SEC soliciting votes from Chiquita’s shareholders against the Combination and related shareholder proposals, and for the Cutrale-Safra proposal.

On August 28, 2014, Cutrale-Safra filed with the SEC a presentation supplementing their earlier investor presentation of August 26, 2014, regarding Chiquita’s special meeting of shareholders in connection with the Combination, commenting on the presentation recently filed by Chiquita.

On August 28, 2014, Parent, Burlingtown, Erichton and Purchaser filed a definitive proxy statement with the SEC indicating their intention to solicit proxies in opposition to the Combination.

On September 2, 2014, Chiquita filed a presentation with the SEC and sent a letter to its shareholders commenting on the points raised by Cutrale-Safra in its investor presentation, emphasizing, in particular, the potential value of a combined company with Fyffes.

On September 2, 2014, Fyffes also filed a presentation with the SEC commenting on the points raised by Cutrale-Safra in its investor presentation, in particular emphasizing Fyffes proven track record in growing its business, Fyffes history of successfully integrated acquisitions, Fyffes long-standing relationship with producers, the total amount of Fyffes hectares of managed production, and the percentage of Fyffes European volume sold through contracted sales.

On September 2, 2014, Fyffes issued an announcement that it was on that day posting to its shareholders its updated profit forecast, the updated merger benefit statement of Chiquita and a supplemental notice to shareholders dated September 1, 2014 in respect of the Combination.

On September 3, 2014, Cutrale-Safra issued a press release regarding Chiquita’s presentation and its letter dated September 2, 2014.

On September 3, 2014, Skadden Arps, on behalf of Chiquita, sent a response to Cravath, Swaine & Moore LLP, Cutrale-Safra’s legal advisors (“Cravath”), regarding Parent’s August 26 shareholder demand letter in which Chiquita confirmed its willingness to provide certain of the requested shareholder information provided that Parent furnished the affidavit required by Section 1315(b) of the New York Business Corporation Law and executed an appropriate confidentiality agreement regarding the shareholder list.

On September 4, 2014, the various proxy advisory firms recommended, in connection with the Combination, that, among other things, Chiquita’s shareholders vote against approval of the Fyffes Transaction Agreement, principally based on the Chiquita Board’s failure to engage in discussions with Cutrale-Safra.

On September 5, 2014, Cutrale-Safra issued press releases regarding the recommendations of the various proxy advisory firms.

On September 8, 2014, Fyffes granted Chiquita a waiver permitting Chiquita to engage in discussions with Cutrale-Safra. As part of the waiver, Chiquita agreed that in the event that Chiquita agreed, in a definitive agreement with Cutrale-Safra, to a break fee payable upon acceptance of a superior proposal that was greater than the break fee presently payable under the Expenses Reimbursement Agreement, dated March 10, 2014, between Chiquita and Fyffes (the “Expenses Reimbursement Agreement”) under similar circumstances, such higher break fee would be payable to Fyffes. Each of Chiquita and Fyffes also issued a press release announcing the postponement of Chiquita’s special meeting of shareholders to October 3, 2014 and Fyffes intention to seek adjournments of its special court-ordered meeting and extraordinary general meeting (“EGM”) to October 3, 2014, respectively.

Later on September 8, 2014, Chiquita sent a letter to Cutrale-Safra indicating its willingness to offer to Cutrale-Safra the opportunity to conduct focused due diligence and present their final and best offer. In response to Chiquita’s letter to Cutrale-Safra dated September 8, 2014, Cutrale-Safra also issued a press release.

On September 10, 2014, Chiquita, Parent, Burlingtown, Erichton and Purchaser executed a confidentiality agreement allowing Cutrale-Safra to conduct due diligence, including access to a data room and Chiquita’s management team. In connection with the execution of the confidentiality agreement, the timeline for submission of a proposal was not referenced, although Cutrale-Safra did indicate that it would use its best efforts to complete its due diligence and present its definitive offer as expeditiously as possible for Chiquita’s consideration. Over the course of the next several weeks, significant diligence was conducted, including by means of data room access, management meetings and site visits.

Cutrale-Safra stated in a press release dated September 10, 2014, that subject to Chiquita making a “Required Amendment” to its proxy materials, Cutrale-Safra would not move what had previously been referred to as proposal 6 (the Cutrale-Safra negotiation proposal — namely, a proposal to be moved by Cutrale-Safra to adjourn if, among other things, Chiquita had agreed to negotiate with Cutrale-Safra) at the October 3 special meeting of shareholders and would change its recommendation and seek to obtain proxies FOR proposal 5 (the Chiquita adjournment proposal). The “Required Amendment” was an amendment to Chiquita’s proxy materials that contained a commitment by Chiquita that any adjournment it would move for at the October 3 special meeting of shareholders would be either for 14 days or 21 days, at Chiquita’s option, except that the adjournment would be for 21 days if Cutrale-Safra were to so request. Chiquita provided the requested confirmation in an 8-K filed with the SEC later on September 10, 2014.

On September 11, 2014, Skadden Arps sent an initial draft of a Merger Agreement to Cravath, which was followed, on September 15, 2014, by an initial draft of Chiquita’s disclosure letter to the Merger Agreement.

On September 12, 2014, Chiquita mailed to its shareholders a supplemental notice for Chiquita’s postponed special meeting of shareholders.

On September 15, 2014, Fyffes issued an announcement reminding its shareholders of Fyffes intention to seek adjournments of the special court-ordered meeting and EGM then convened for September 17, 2014 and, subject to any direction of the Irish High Court, to reconvene such meetings on October 3, 2014.

On September 16, 2014, Chiquita and Fyffes issued a joint press release confirming that they were in discussions with the European Commission regarding possible limited commitments with a view to obtaining clearance of the proposed combination by the European Commission in its initial Phase I review period.

Between September 16 and September 19, 2014, representatives of Cutrale-Safra, along with their outside legal and financial advisors, met with members of Chiquita’s management team, along with its outside legal and financial advisors, at Chiquita’s headquarters in Charlotte, North Carolina, to conduct due diligence, including several “breakout” sessions covering specific topics related to Chiquita’s operations, strategy, management structure, legal, financial and accounting matters. Information shared with Cutrale-Safra was added to the electronic data room.

On September 17, 2014, the shareholders of Fyffes approved the adjournments of the special court-ordered meeting and EGM until October 3, 2014. Also, on September 17, 2014, Fyffes filed a presentation with the SEC further outlining the strategic rationale for the Combination.

On September 18, 2014, Cravath, on behalf of Parent, sent to Skadden Arps an executed copy of the confidentiality letter regarding the shareholder list and the affidavit requested by Chiquita in its September 3 letter to Cravath and, thereafter, records requested by Parent were provided to it.

On September 21, 2014, Cravath sent to Skadden Arps a mark-up of the draft Merger Agreement. On September 24, 2014, Skadden Arps and Cravath engaged in discussions related to the draft Merger Agreement, and on September 26, 2014, Skadden Arps sent to Cravath a mark-up of certain sections of the draft Merger Agreement.

On September 23, 2014, Cutrale-Safra filed a shareholder presentation with the SEC.

On September 24, 2014, a representative from Goldman Sachs and a representative from Cutrale-Safra had a status call in which the representative from Cutrale-Safra noted that Cutrale-Safra did not expect to propose a revised offer to Chiquita before the October 3 special meeting of Chiquita’s shareholders.

On September 25, 2014, members of Chiquita’s management team met with members of the Cutrale-Safra management team, together with their respective financial advisors, to discuss topics related to Chiquita’s operations, strategy, and management structure. Cutrale-Safra filed an amended and restated definitive proxy statement with the SEC.

On September 26, 2014, Chiquita and Fyffes announced the terms of the revised Combination. Chiquita and Fyffes issued a joint press release announcing the revised Combination and that the October 3 Special Meeting of Chiquita shareholders would be adjourned to October 24, 2014. The press release also noted that an application would be made to the High Court of Ireland for approval of the amendment to the terms of the scheme of arrangement of Fyffes.

On September 30, 2014, ChiquitaFyffes filed a post-effective amendment to the Registration Statement on Form S-4 (the “Post-Effective Amendment”) with the SEC. The Post-Effective Amendment included the first supplement (the “Proxy Supplement”) to the Fyffes Transaction Proxy Statement describing, among other things, the revised transaction terms and other matters related thereto.

On October 1, 2014, Skadden Arps and Cravath had a telephone call to discuss open issues related to the draft Merger Agreement. Following the call, Cravath sent to Skadden Arps a mark-up of the Merger Agreement. On October 3, 2014, Skadden Arps and Cravath had another telephone call to discuss open issues related to the draft Merger Agreement, following which Skadden Arps sent to Cravath a mark-up of the draft Merger Agreement.

On October 3, 2014, Chiquita and Fyffes announced that the companies had received clearance from the European Commission for their proposed merger transaction and that, as a result of such clearance, the Combination had now received all necessary regulatory approvals.

On October 3, 2014, Chiquita held a Special Meeting of Chiquita Shareholders at which the Chiquita shareholders approved the adjournment of the Special Meeting to October 24, 2014.

On October 6, 2014, a representative from Cutrale-Safra and a representative from Goldman Sachs had a telephone conversation during which the representative from Cutrale-Safra asked if there was a price at which the Chiquita Board would be willing to agree to a transaction with Cutrale-Safra. The representative from Goldman Sachs responded that it was Chiquita’s perspective that the $13.00 per Share offer was inadequate, but that the Chiquita Board would give due consideration to any increased offer from Cutrale-Safra.

On October 6, 2014, and October 8, 2014, respectively, ChiquitaFyffes filed a second and third Post-Effective Amendment with the SEC, which the SEC declared effective on October 8, 2014.

On October 7, 2014, Skadden Arps and Cravath had a telephone call to discuss open issues related to the draft Merger Agreement.

On October 10, 2014, following the grant by the High Court of Ireland of the necessary order, Chiquita and Fyffes announced, in accordance with the Irish Takeover Rules, the terms of the revised Combination and announced that each company had commenced mailing the Proxy Supplement to its shareholders.

Thereafter, diligence continued with Cutrale-Safra and its representatives, which diligence concluded on or about October 14, 2014.

On October 14, 2014, Chiquita filed a presentation with the SEC for use with investors and the proxy advisory firms regarding the special meeting of Chiquita shareholders in connection with the Combination. Chiquita also issued a press release regarding the benefits of the revised transaction terms with Fyffes and providing a statement of preliminary unaudited selected results for the third quarter of 2014.

On October 15, 2014, Mr. Lonergan and a representative from Goldman Sachs had a telephone call with a representative from Cutrale-Safra, during which the representative from Cutrale-Safra stated that Cutrale-Safra was prepared to increase its offer to purchase all of Chiquita’s outstanding common stock to $14.00 per Share in cash, and that Cutrale-Safra would make its offer public later that day. Later that day, Parent, Burlingtown, Erichton and Purchaser filed additional materials to their definitive proxy statement including a press release regarding their revised offer, an offer letter and a form of Merger Agreement. Copies of equity and debt commitment letters were also provided.

Later in the day on October 15, 2014, at the direction of the Chiquita Board, representatives from Goldman Sachs called a representative from Cutrale-Safra to ask if the $14.00 offer was Cutrale-Safra’s best and final offer. The representatives from Goldman Sachs reiterated that Chiquita’s focus was on price. In that regard, the representatives from Goldman Sachs noted that Mr. Lonergan was available if someone from Cutrale-Safra wanted to call regarding an increase in price. The representative from Cutrale-Safra indicated that a principal from Cutrale-Safra might be willing to call Mr. Lonergan the next day.

On the evening of October 15, 2014, a representative from Goldman Sachs had a telephone call with a representative from Cutrale-Safra, during which the representative from Goldman Sachs informed the representative from Cutrale-Safra that the Chiquita Board thought that the $14.00 offer was inadequate and not in the best interests of Chiquita’s shareholders and was prepared to reject it at its meeting in the morning.

On October 16, 2014, the representative from Cutrale-Safra called a representative from Goldman Sachs and indicated that the principal from Cutrale-Safra would not be calling Mr. Lonergan and that there would be no increase in price.

In a separate telephone call that day, representatives from Skadden Arps had a telephone call with representatives from Cravath to discuss Chiquita’s discomfort with the fact that Cutrale-Safra’s offer could be revoked or modified at any time, and to discuss certain other issues in the form of Merger Agreement sent to Chiquita earlier that day. Cravath responded that it was Cutrale-Safra’s intention, assuming that the offer had not previously been accepted, that it would be able to revoke or change its $14.00 offer in the event the Chiquita shareholders voted against the Combination. However, Cutrale-Safra wanted Chiquita to know that, if the Chiquita Board determined that it wanted to accept its $14.00 offer and changed its recommendation regarding the Combination, Cutrale-Safra was prepared to work with Chiquita to resolve any logistical issues regarding termination of the Fyffes Transaction Agreement.

On October 16, 2014, Parent, Burlingtown, Erichton and Purchaser filed a shareholder presentation with the SEC.

Early on October 16, 2014, the Chiquita Board met and unanimously determined that the $14.00 offer from Cutrale-Safra was inadequate and not in the best interests of Chiquita’s shareholders. The Chiquita Board authorized Chiquita’s management to issue a press release in the event that Cutrale-Safra failed to indicate a willingness to revise its offer.

Following the Chiquita Board meeting, representatives from Goldman Sachs called a representative from Cutrale-Safra to inform such representative that Chiquita was prepared to issue a press release stating the

Chiquita Board’s determination that the $14.00 offer was inadequate, unless Cutrale-Safra was prepared to indicate a willingness to revise its offer. The representative from Cutrale-Safra responded that Cutrale-Safra was not prepared to do so and, thereafter, Chiquita issued the press release.

Also on October 16, 2014, representatives from Cravath told representatives from Skadden Arps during a telephone call that Cutrale-Safra was willing to keep its $14.00 offer open for acceptance until October 26, 2014, subject to certain conditions.

On October 17, 2014, Cutrale-Safra issued a press release in support of its $14.00 offer.

On October 20, 2014, ISS issued its report changing its recommendation and recommending that Chiquita’s shareholders vote in favor of the Combination.

On October 20, 2014, Cutrale-Safra submitted a revised offer letter to Chiquita clarifying that the offer would remain open until October 26, 2014, subject to the terms and conditions in the revised offer letter.

On October 21, 2014, Glass, Lewis & Co., LLC (“Glass Lewis”), another proxy advisory firm, advised Chiquita’s shareholders that it was continuing to recommend that shareholders vote against the Combination.

On October 21, 2014, Parent, Burlingtown, Erichton and Purchaser filed a press release noting that Glass Lewis has advised Chiquita’s shareholders to vote against the Combination.

On the morning of October 23, 2014, Cutrale-Safra delivered to Chiquita a revised offer letter pursuant to which Cutrale-Safra was offering to purchase all of Chiquita’s outstanding common stock at a price of $14.50 per share in cash. Cutrale-Safra also issued a press release announcing the revised offer. The Chiquita Board asked a representative of Goldman Sachs to reach out to a representative of Cutrale-Safra to see if Cutrale-Safra had any flexibility on price. The answer received was no.

On October 23, 2014, representatives from Goldman Sachs and Lazard had a telephone conversation, although no acceptable means of providing incremental value to Chiquita’s shareholders on the basis described were identified.

On October 23, 2014, ISS issued a report regarding Cutrale-Safra’s $14.50 offer.

On October 23, 2014, Skadden Arps sent to Cravath revised drafts of the Merger Agreement, Chiquita’s disclosure letter to the Merger Agreement, and mark-ups to the debt and equity commitment letters related to the transactions contemplated by the Merger Agreement. Between October 23, 2014 and the morning of October 26, 2014, Skadden Arps and Cravath exchanged multiple drafts of, and mark-ups to, these documents, and engaged in a series of discussions relating thereto.

On October 23, 2014, the Chiquita Board asked a representative of Goldman Sachs to reach out to a representative of Cutrale-Safra.

In light of the foregoing, the Chiquita Board determined that the special meeting of Chiquita’s shareholders should be convened, as scheduled, on the next day. The Chiquita Board also determined that Chiquita should enter into discussions with Cutrale-Safra regarding its $14.50 offer in the event Chiquita’s shareholders did not approve the Combination, given the Chiquita Board’s belief that the $14.50 per share offer was attractive relative to Chiquita’s prospects on a standalone basis.

Early in the morning on October 24, 2014, Chiquita issued a press release stating that the Chiquita Board was reaffirming its recommendation that shareholders vote in favor of the Combination, and that the special meeting of Chiquita’s shareholders would proceed as scheduled.

At 9:00 a.m. local time on October 24, 2014, the special meeting of Chiquita’s shareholders was held at Chiquita’s headquarters in Charlotte, North Carolina. At the meeting, Chiquita’s shareholders failed to approve the Combination.

On October 24, 2014, the Chiquita Board issued a press release announcing that Chiquita and Fyffes had each delivered to the other a notice of termination of the Fyffes Transaction Agreement. The press release also stated that Chiquita expected to engage in discussions with Cutrale-Safra regarding its $14.50 offer.

In the afternoon of October 24, 2014, and during the day of October 25, 2014, discussions continued with Cutrale-Safra and its representatives to finalize the relevant documents.

Chiquita and Cutrale-Safra subsequently executed the definitive Merger Agreement and, on October 27, 2014, Chiquita and Cutrale-Safra jointly issued a press release with respect to the transaction.

11. The Transaction Agreements.

The following is a summary of the material terms of each of the Merger Agreement and the Confidentiality Agreement. It has been included to provide investors and shareholders with information regarding the terms of the Merger Agreement and the Confidentiality Agreement. It is not intended to provide any other factual information about Parent, Purchaser, Chiquita or their Guarantors, any of their respective subsidiaries or affiliates, or any other party. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the agreements and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that may not fully reflect or include all aspects of what may be viewed as material by shareholders. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule TO, may have changed since the date of the agreements and subsequent information qualifying a representation, warranty or covenant may have been included in this Schedule TO. Investors are not third-party beneficiaries under the agreements. Accordingly, investors and shareholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of Chiquita, Parent, Purchaser, the Guarantors, any of their respective subsidiaries or affiliates, or any other party.

The following summary of the Merger Agreement and the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8 — “Certain Information Concerning Burlingtown, Erichton, Parent and Purchaser.” For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in no event later than seven business days) after the date of the Merger Agreement. The obligations of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Purchaser if permitted under the Merger Agreement, of the offer conditions described in Section 15 — “Certain Conditions of the Offer” (the “Offer Conditions”). Purchaser expressly reserves the right to (i) except as provided below, waive any Offer Condition, (ii) increase the Offer Price (to the extent permitted by applicable law) and (iii) make any other changes in the terms of the Offer. However, no change may be made by Parent or Purchaser, without the prior written consent of Chiquita, which (a) reduces the number of Shares to be purchased in the Offer, (b) reduces the Offer Price or changes the form of consideration, (c) changes, modifies or waives the Minimum Condition, (d) adds to the Offer Conditions (as defined herein) or modifies or changes any Offer Conditions in any manner adverse to the holders of Shares or makes any Offer Conditions more difficult to satisfy, (e) extends the Offer other than as permitted under the Merger Agreement or (f) otherwise amends the Offer in any manner adverse to the holders of Shares.

Initial Expiration of the Offer; Extensions of the Offer.  The initial expiration date and time of the Offer is midnight, New York time at the end of the day on Wednesday, December 3, 2014, the date that is 20 business days from the commencement of the Offer (such initial expiration date and time, and any extension date and time established pursuant to an extension of the Offer, an “Expiration Time”). Subject to the parties’ termination rights described below under “—Termination”, if at the scheduled expiration time of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived by us, Purchaser will extend the Offer for periods of up to 5 business days per extension (or such longer period as Purchaser, Parent and Chiquita may agree) until the date on which all of the Offer Conditions are satisfied or so waived and the Offer is consummated; provided that if the sole unsatisfied condition at the then-scheduled expiration time of the Offer is the Minimum Condition, Purchaser will extend the Offer for periods of up to 5 business days per extension (or such longer period as Purchaser, Parent and Chiquita may agree) for up to a total of an additional 10 business days following the date on which public announcement is made that that sole then-unsatisfied condition is the Minimum Condition if (x) Chiquita requests in writing that we extend the Offer or (y) if we elect to do so. The Offer cannot be extended beyond the Outside Date. The “Outside Date” is April 26, 2015, which is the date that is six months from the execution and delivery of the Merger Agreement. Notwithstanding any of the limitations set forth above, we must extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC (or its staff), or rules of any securities exchange, in each case, that is applicable to the Offer.

Subsequent Offering Period.  The Merger Agreement requires Purchaser, at the request of Chiquita, following expiration of the Offer and the acceptance for payment of all Shares validly tendered and not validly withdrawn, to make available one or more subsequent offering periods in accordance with Rule 14d-11 under the Exchange Act. However, Purchaser will not be required to make available any subsequent offering period in the event that, prior to the commencement of such subsequent offering period, Parent and Purchaser directly or indirectly own more than 90% of the outstanding Shares, including as a result of the deemed exercise of the Top-Up Option.

Directors.  The Merger Agreement provides that, upon the payment for all Shares accepted following the Acceptance Time, and at all times thereafter, Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the Chiquita Board that is in the same proportion as the Shares beneficially owned by Parent to the total number of Shares then outstanding, and Chiquita will promptly take all actions reasonably necessary to cause Parent’s designees to be so elected, including, if necessary by increasing the size of the Chiquita Board and/or obtaining the resignation of one or more existing directors. However, the Merger Agreement provides that until the closing of the Merger, Chiquita’s chief executive officer and at least three independent directors of Chiquita will remain on the Chiquita Board. Chiquita will, upon request of Parent, cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Chiquita Board of (i) each committee of the Chiquita Board, (ii) each board of directors (or similar governing body) of each subsidiary of Chiquita and (iii) each committee (or similar body) of each such board of directors.

The Merger Agreement provides that Chiquita’s obligations to cause the election or appointment of Parent’s designees to the Chiquita Board will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Chiquita agreed to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement relating to Purchaser’s designees, including mailing to shareholders together with the Schedule 14D-9 the information required under Section 14(f) and Rule 14f-1. Parent has agreed to supply to Chiquita any information with respect to itself and its officers, directors and affiliates to the extent required for Chiquita to comply with Section 14(f) of the Exchange Act and Rule 14f-1 and that Parent will be solely responsible for any such information.

Parent, Purchaser and Chiquita agreed, pursuant to a waiver dated November 2, 2014, to waive the requirement of Chiquita to mail the information required under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder to shareholders together with the Schedule 14D-9, provided that Chiquita is required to mail such information promptly upon Parent’s written request and in any event within two business days following such request.

Top-Up Option.  As part of the Merger Agreement, Chiquita has granted Purchaser an irrevocable option (the “Top-Up Option”), subject to certain conditions and limitations, to purchase that number of additional Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Purchaser, Parent and other affiliates of Parent collectively at the time of exercise, constitutes one Share more than 90% of the number of Shares outstanding (calculated on a fully diluted basis excluding (i) securities convertible into Shares pursuant to the Convertible Notes and (ii) Shares issuable upon the exercise or vesting of Company Stock Options, Company RSUs, Deferred Share Rights and

Chiquita ESPP that will be extinguished in exchange for a cash payment pursuant to the Merger Agreement and after giving effect to the issuance of the Top-Up Shares; clauses (i) and (ii) being collectively referred to as the “Excluded Shares”), at a price per Top-Up Share equal to the Offer Price. The Top-Up Option will not be exercisable unless, immediately after the issuance of the Top-Up Shares and after giving effect to Shares purchased pursuant to the Offer, the number of Shares beneficially owned by us, Parent and other affiliates of Parent collectively will constitute one Share more than 90% of the number of Shares outstanding, calculated on a fully diluted basis excluding the Excluded Shares. The Top-Up Option is exercisable for not more than the number of authorized but unissued (and not reserved for issuance) Shares at the time of exercise of the Top-Up Option.

Short-Form Merger.  Under Section 14A:10-5.1 of the NJBCA, if Purchaser, Parent and the other affiliates of Parent acquire, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser would be permitted to effect a short-form merger under the NJBCA without a vote or any further action by Chiquita’s shareholders.

The Merger.  The closing of the Merger will be as soon as practicable after the Acceptance Time and subject to the satisfaction or waiver of all of the conditions to the Merger. On the date of closing of the Merger or as soon as practicable thereafter, Chiquita will file the certificate of merger with the Department of the Treasury of the State of New Jersey. The Merger will become effective at the time (such time, the “Effective Time”) such certificate of merger is filed or at such later time as specified in such certificate, as may be agreed by the parties. At the Effective Time, Purchaser will be merged with and into Chiquita, with Chiquita being the surviving corporation in the Merger (the “Surviving Corporation”). At the Effective Time, the separate corporate existence of Purchaser will cease and Chiquita will continue as the Surviving Corporation and a wholly owned subsidiary of Parent.

The certificate of incorporation and the by-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and by-laws of the Surviving Corporation, respectively. The directors of Purchaser immediately prior to the Effective Time, will be the directors of the Surviving Corporation. The officers of Chiquita immediately prior to the Effective Time will be the officers of the Surviving Corporation.

The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash equal to the Offer Price (the “Merger Consideration”), without interest, and subject to any required withholding of taxes, except for (i) Shares owned by Parent or Purchaser, if any (including as a result of the exercise of the Top-Up Option by us, if applicable), or Shares owned by Chiquita as treasury stock, if any, which will be canceled and will cease to exist, and (ii) Shares owned by a subsidiary of Chiquita, which will be converted into and become validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation.

Representations and Warranties.  In the Merger Agreement, Chiquita has made representations and warranties to Parent and Purchaser relating to Chiquita and its subsidiaries, including representations regarding: qualification; organization; subsidiaries; capital structure; corporate authority; state takeover statutes; execution, delivery and enforceability of the Merger Agreement; reports and financial statements; internal controls and procedures; undisclosed liabilities; compliance with laws; permits; environmental matters; employment benefit matters; absence of certain changes or events; investigations; litigation; information supplied; tax matters; labor matters; intellectual property; real property; receipt of an opinion of Chiquita’s financial advisor opinion; shareholder consent; material contracts; brokers; anti-corruption matters; the termination of the transaction agreement with Fyffes plc; and certain acknowledgements about Parent’s and Purchaser’s representations and warranties.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Chiquita, including representations regarding: organization; good standing; corporate power; capitalization of Purchaser; corporate authority; state takeover statutes; authority; execution, delivery and enforceability of the Merger Agreement; information supplied; legal proceedings; financing; broker’s fee; operations of Parent and its affiliates; interim operations of Purchaser; and certain acknowledgements about Chiquita’s representations and warranties.

Operating Covenants.  At all times from the execution of the Merger Agreement until the earlier of the Effective Time and the date, if any, that the Merger Agreement is terminated pursuant to the terms thereof (the “Pre-Closing Period”), except as required by law, expressly contemplated or permitted by the Merger Agreement or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), subject to certain exceptions, Chiquita has agreed to, and will cause its subsidiaries to, conduct its businesses in the ordinary course consistent with past practice in all material respects, and use all reasonable efforts to maintain and preserve its business organization and its material rights and maintain relationships with customer, suppliers and other third parties.

At all times from the execution of the Merger Agreement until the earlier of the Effective Time and the date, if any, that the Merger Agreement is terminated pursuant to the terms thereof, except as required by law, expressly contemplated or permitted by the Merger Agreement or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), subject to certain exceptions, Chiquita has generally agreed not to, and agreed not to allow its subsidiaries to:

•	authorize or pay any dividend or distribution with respect to the outstanding shares of capital other than dividends paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice;
•	split, combine or reclassify any of its shares of capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital, except for any such transaction by a wholly owned subsidiary of Chiquita which remains a wholly owned subsidiary after consummation of such transaction;
•	(i) granting any Stock Options, Restricted Shares, RSUs, Deferred Share Rights or other equity-based awards or long-term incentives other than in the ordinary course of business and consistent with past practice, (ii) increase the compensation or other benefits payable or provided to Chiquita’s current or former directors, corporate officers or executive officers other than in the ordinary course of business consistent with past practice, (iii) increase the compensation or other benefits payable or provided to Chiquita’s employees other than those employees covered by clause (ii), except in the ordinary course of business consistent with past practice, (iv) enter into any employment, change of control, severance or retention agreement with any material employee of Chiquita, subject to certain exceptions, (v) terminate the employment of any corporate officers or executive officers other than for cause, (vi) amend any performance targets with respect to any outstanding bonus or equity awards, (vii) increase the funding obligation or contribution rate of any Chiquita benefit plan subject to Title IV of ERISA other than in the ordinary course of business and consistent with past practices, (viii) establish, adopt, enter into, amend or terminate any Chiquita benefit plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (ix) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or any other agreement with a labor union or labor organization (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in each case, as required by existing written agreements or Chiquita benefit plans in effect as of the date of the Merger Agreement or as otherwise required by applicable law;
•	make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of Chiquita, except as required by GAAP or applicable law;
•	authorize or announce an intention to authorize, or enter into agreements with respect to any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed $5 million in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any clearance required to satisfy an Offer Condition or that would reasonably be expected to prevent or materially delay or impede the transaction contemplated by the

Merger Agreement (including the Merger) and (ii) in respect of any intercompany mergers, consolidations or business combinations (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the transactions contemplated by the Merger Agreement), or pursuant to certain specified contracts;
•	amend Chiquita’s certificate of incorporation or by-laws in any manner that would adversely affect the consummation of the transactions contemplated by the Merger Agreement, or permit any of its subsidiaries to adopt any material amendments to its organizational documents;
•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of capital, voting securities or other equity interest or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable option to purchase Shares under any existing Chiquita benefit plan (except as otherwise provided by the express terms of any options outstanding on the date hereof), subject to certain exceptions;
•	purchase, redeem or otherwise acquire any shares or rights, warrants or options to acquire shares of capital, except for (i) acquisitions of Chiquita common shares tendered by holders of Chiquita options and share awards to satisfy obligations to satisfy purchase or tax obligations with respect thereto and (ii) Chiquita intercompany transactions;
•	(1) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities except for (i) Chiquita intercompany indebtedness (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the transactions contemplated by this Merger Agreement), (ii) the refinancing of any existing indebtedness for borrowed money of Chiquita or any of its subsidiaries, (iii) guarantees of indebtedness of Chiquita or any subsidiary of Chiquita, (iv) indebtedness incurred pursuant to agreements entered into prior to the execution of the Merger Agreement, (v) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (vi) indebtedness not to exceed $5 million in aggregate principal amount outstanding at any time incurred by Chiquita or any of its subsidiaries other than in accordance with clauses (i) through (iv); provided that the making of guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice will be permitted or (2) take any action that would prohibit the administrative agent of the lenders under the ABL Facility to have a perfected first priority security interest in any collateral under the ABL Facility that would be the subject of a perfected first priority security interest under Chiquita’s existing credit agreement, dated as of February 5, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”), by and among Chiquita, certain Chiquita subsidiaries party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent;
•	make any loans to any other person involving in excess of $5 million individually or in the aggregate, except for (i) Chiquita intercompany loans (unless such intercompany loans would reasonably be expected to have material adverse tax consequences with respect to the transactions contemplated under the Merger Agreement) and (ii) certain specified loans;
•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien, any of its material properties or assets, except (i) pursuant to existing agreements, (ii) liens for permitted indebtedness, (iii) sales of inventory in the ordinary course of business, (iv) for transactions involving less than $1 million individually and $5 million in the aggregate, (v) Chiquita intercompany transactions (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the transactions contemplated under the Merger Agreement) or (vi) certain specified transactions;
•	compromise or settle any claim, litigation, investigation or proceeding pending against Chiquita or any of its subsidiaries, or any of their officers and directors in their capacities as such, subject to certain exceptions;
•	make or change any material tax election, change any material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any closing agreement with respect to any material amount of taxes, surrender any right to claim a material amount of tax refund or initiate or engage in any discussions or written communications with any tax authority relating to any of the foregoing;
•	make any new capital expenditure or expenditures, or commit to do so, materially in excess of specified amounts in the disclosure letter to the Merger Agreement;
•	except in the ordinary course of business consistent with past practice, enter into a material contract, or materially modify, amend or terminate any existing material contract or waive, release or assign any material rights or claims thereunder, if such actions would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated by the Merger Agreement;
•	enter into any contract (i) for the sale, lease or transfer of any real property owned by Chiquita or real property leased by Chiquita which Chiquita or any of its subsidiaries use or occupy or has the right to use or occupy and at which the operations of Chiquita and its subsidiaries are conducted, (ii) to amend or modify, in any material respect, any lease, sublease or other agreement, or (iii) lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained prior to the date of the Merger Agreement, would constitute real property owned by Chiquita or real property leased by Chiquita which Chiquita or any of its subsidiaries use or occupy or has the right to use or occupy and at which the operations of Chiquita and its subsidiaries are conducted, if such contract would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated by the Merger Agreement;
•	alter any intercompany arrangements or agreements or the ownership structure among Chiquita and its wholly owned subsidiaries, other than in the ordinary course of business, if such alterations, individually or in the aggregate, would reasonably be expected to have material tax consequences to Chiquita or any of its subsidiaries;
•	terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by Chiquita covering Chiquita or any of its subsidiaries, or their respective properties, unless such terminated policies are replaced by a comparable amount of insurance coverage;
•	adopt or implement a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization; or
•	agree, in writing or otherwise, to take any of the foregoing actions.

Company Takeover Proposals; Board Recommendation.  Chiquita has agreed in the Merger Agreement that it and its subsidiaries will not, and it will use all reasonable endeavors to cause its representatives not to:

•	solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Alternative Proposal (as defined below); or

•	participate in any discussions or negotiations regarding an Alternative Proposal with, or furnish any non-public information regarding an Alternative Proposal to, any person that has made, or to Chiquita’s knowledge is considering making, an Alternative Proposal.

However, if Chiquita receives a bona fide unsolicited written Alternative Proposal or inquiry or proposal from a person who is intending on making an Alternative Proposal and the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisors and legal counsel) that the failure to take the actions described in the next two bullets below would be reasonably likely to be inconsistent with the directors’ fiduciary duties, and the proposal was made after the date of the Merger Agreement and did not result from a knowing or intentional breach of the terms of the transaction agreement, Chiquita may:

•	furnish to such third party or its representatives nonpublic information relating to Chiquita pursuant to an executed confidentiality agreement that is no less restrictive of such person than Chiquita’s confidentiality agreement between Cutrale-Safra and Chiquita (other than to permit the submission or public announcement of a proposal to the Chiquita Board and communicate with Chiquita shareholders in connection with the proposal); provided that all such nonpublic information provided to the third party must also be provided to Parent; and
•	engage in negotiations or discussions with such third party with respect to an Alternative Proposal.

Chiquita will promptly (and in any event within 48 hours of receipt) notify Parent of the receipt of any Alternative Proposal or any communication or proposal that may reasonably be expected to lead to an Alternative Proposal and will indicate the material terms and conditions of such Alternative Proposal (including through the provision of all written material exchanged between Chiquita and the third party that describes the material terms or conditions of such Alternative Proposal) and the identity of the person making any such Alternative Proposal and thereafter will keep Parent reasonably informed on a current basis of any material change to the terms and status of any such Alternative Proposal.

Subject to certain exceptions, neither the Chiquita Board nor any committee thereof shall (i) withdraw (or modify in any manner adverse to Parent), or propose publicly to withdraw (or modify in any manner adverse to Parent), the recommendation of the Chiquita Board that the Chiquita shareholders vote in favor of the approval of the Merger (the “Chiquita Recommendation”), (ii) approve, recommend, adopt or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Alternative Proposal (any action in subclauses (i) and (ii) being referred to as a “Chiquita Change of Recommendation”) or (iii) cause or allow Chiquita or any of its subsidiaries to enter into any agreement constituting or with respect to, or that would reasonably be expected to lead to, any Alternative Proposal, or requiring, or reasonably expected to cause, Chiquita to abandon, terminate, delay or fail to consummate the Merger (other than in respect of a Superior Proposal and other than a confidentiality agreement).

Prior to obtaining the approval of the Chiquita shareholders of the Merger Agreement, the Chiquita Board may make a Chiquita Change of Recommendation if it has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) (i) that an Alternative Proposal constitutes a Superior Proposal (as defined below) and (ii) that the failure to make a Chiquita Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.

Prior to obtaining the approval of the Chiquita shareholders of the Merger Agreement, the Chiquita Board may make a Chiquita Change of Recommendation in response to a material change, circumstance, development, effect, event or occurrence that was not known as of the date of the Merger Agreement, at any time prior to obtaining Chiquita shareholder approval of the Merger, the Chiquita Board has determined the failure to take such action would be inconsistent with the directors’ fiduciary duties.

The Merger Agreement provides that an “Alternative Proposal” means: a bona fide proposal or bona fide offer made by any person for (i) the acquisition of Chiquita by takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Chiquita and its subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Chiquita’s subsidiaries); (iii) the acquisition by any person (or the shareholders of any person) of 25% or more of the outstanding Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Chiquita as a result of which the holders of Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

The Merger Agreement provides that a “Superior Proposal” means: an unsolicited written bona fide Alternative Proposal made by any person that the board of directors of Chiquita determines in good faith (after consultation with Chiquita’s financial advisors and legal counsel) is more favorable to the Chiquita shareholders than the transactions contemplated by the Merger Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the board of directors of Chiquita considers to be appropriate (it being understood that, for purposes of the definition of “Superior Proposal,” references to “25%” and “75%” in the definition of Alternative Proposal shall be deemed to refer to “50%”).

Chiquita may terminate the Merger Agreement, at any time prior to obtaining the approval of the Chiquita shareholders of the Merger Agreement, to enter into any agreement, understanding or arrangement providing for a Superior Proposal if the Chiquita Board has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) (1) that an Alternative Proposal constitutes a Superior Proposal and (2) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.

Access to Information.  From the date of the Merger Agreement until the earlier of the Effective Time and subject to applicable law and the Confidentiality Agreement, and the termination of the Merger Agreement, Chiquita will, subject to certain customary exceptions, afford Parent and its representatives reasonable access during normal business hours to properties, employees, contracts, commitments, books and records, financial and operating data, any report, schedule or other document filed or received by it pursuant to the requirements of applicable laws for purposes of integration planning and/or effecting the Merger or consummating the ABL Facility. Chiquita will use reasonable best efforts to cause its representatives to, on a timely basis, provide at Parent’s sole expense all reasonable cooperation requested by Parent, Purchaser and/or the Financing Sources (as defined in the Merger Agreement) that is reasonably necessary and customary to assist Parent in connection with Parent obtaining the ABL Facility.

Efforts.  Subject to the terms and conditions of the Merger Agreement, Purchaser, Parent and Chiquita have agreed to use all reasonable efforts to achieve satisfaction of the Offer Conditions as promptly as reasonably practicable following the date of the Merger Agreement and in any event no later than the Outside Date. Purchaser, Parent and Chiquita have agreed to (and cause its subsidiaries and affiliates to) take any and all steps and to make any and all undertakings necessary to resolve such objections, if any, that a governmental entity may assert under any antitrust law with respect to the Offer or the Merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by a governmental entity, in each case so as to enable the Closing to occur as promptly as practicable, including to agree with governmental entities to take certain divestiture actions. Notwithstanding the foregoing obligations, the Merger Agreement further provides that, under no circumstances shall (x) any party be required to take any action or agree to take any action if doing so would individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer) or (y) Parent or any of its affiliates be required to agree to (i) any prohibition or limitation on its or their ownership (or any limitation that would affect its or their operation) of any portion of their respective businesses or assets (without giving effect to any of the transactions contemplated herein), (ii) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets (without giving effect to any of the transactions contemplated herein), or (iii) any other limitation on its or their ability to effectively control or operate their respective businesses or any limitation that would affect its or their ability to control their respective operations (without giving effect to any of the transactions contemplated herein) (any such action described in clause (x) or (y), a “Burdensome Condition”).

Indemnification and Insurance.  Pursuant to the Merger Agreement, Parent has agreed that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of the Merger Agreement in favor of each present and former director, officer or employee of Chiquita or any of its subsidiaries provided for in their respective organizational documents or in any agreement to which the Chiquita or any of its subsidiaries is a party, will survive the Transactions and continue in full force and effect in accordance with their terms. In addition, for six years after the Effective

Time, Parent will cause Chiquita as Surviving Corporation to maintain in effect the provisions for indemnification, advancement of expenses or exculpation in Chiquita’s or its subsidiaries’ organizational documents or in any agreement to which Chiquita or any of its subsidiaries is a party and will not repeal or otherwise modify such provisions in any manner that would adversely affect the rights of any individuals who at any time prior to the Effective Time were directors, officers or employees of Chiquita or any of its subsidiaries. Parent has further agreed that Chiquita may purchase a “tail” policy (so long as the cost therefor is less than $1.4 million, unless approved by Parent) with a claims period of six years from the Effective Time under Chiquita’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by such policy for actions and omissions occurring at or prior to the Effective Time. Such policy must be from a carrier with comparable credit ratings to Chiquita’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favorable to the insured than those of Chiquita’s directors’ and officers’ existing insurance policy; provided, however, that, after the Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Chiquita prior to the date of the Merger Agreement.

Financing.  Parent and Purchaser have agreed to make available to Chiquita from and after the Acceptance Time all funds necessary to satisfy any obligations of Chiquita to its debt holders that may arise as a result of the Transactions. Parent has agreed to use its reasonable best efforts to consummate and obtain the equity and debt financing on the terms and conditions contemplated in the applicable commitment letters. In the event that any of the debt financing becomes unavailable on the terms of the applicable letter, Parent shall use reasonable best efforts to arrange alternative financing and any alternative financing for the ABL Facility shall not include expanded conditions or terms that would reaonsably be expected to making the funding of such financing less likely in any material way. In addition, the parties have agreed to cooperate with each other and use all reasonable efforts to obtain any clearance under Chiquita’s Existing Credit Agreement required to be obtained in connection with the acceptance of a promissory note by Chiquita as consideration for the Top-Up Shares.

Treatment of Equity Awards.  Chiquita has granted options to purchase Shares (“Stock Options”), awards of Shares subject to restrictions on transfer (“Restricted Shares”), restricted stock units subject to vesting conditions (including performance-based vesting conditions) (“RSUs”) and rights to acquire Shares on a deferred basis (“Deferred Share Rights”) under the Chiquita equity compensation plans. Chiquita has also granted rights to acquire Shares under the Chiquita ESPP. With respect to the outstanding Stock Options, Restricted Shares, RSUs, Deferred Share Rights and rights under the Chiquita ESPP, the following treatment will apply:

•	as of the Acceptance Time, each outstanding Stock Option, whether vested or unvested, will become vested in full and will be canceled at the closing of the Merger and the holder of the Stock Option will be entitled to receive the difference between (i) the Offer Price and (ii) the exercise price of the Stock Option (subject to applicable withholdings) for each Stock Option outstanding;
•	as of the Acceptance Time, each outstanding Restricted Share or RSU will become vested in full (with all applicable performance conditions deemed achieved at target performance levels, except for relocation retention awards or stock price trigger awards which will be deemed achieved at maximum performance levels) and shares issued pursuant to these awards will be canceled at the closing of the Merger and the holder will be entitled to receive the Offer Price (subject to applicable withholdings);
•	as of the closing of the Merger, each outstanding Deferred Share Right will be converted into the right to receive a cash payment equal to the Offer Price multiplied by the number Shares subject to the Deferred Share Right, payable in accordance with the terms of the applicable Deferred Share Right; and
•	prior to the Acceptance Time, each participant’s outstanding right to purchase Shares under the Chiquita ESPP will terminate, and all amounts allocated to each participant’s account under the Chiquita ESPP will be used to purchase Shares at a price determined under the terms of the Chiquita ESPP. At the closing of the Merger, all Shares purchased under the Chiquita ESPP will be converted into the right to receive the Offer Price (subject to applicable withholdings).

Chiquita has also agreed to take the actions required in connection with the Chiquita ESPP so that (i) participation following the date of the Merger Agreement is limited to those employees who are participants on the date of the Merger Agreement, (ii) except to the extent necessary to maintain the tax status of the Chiquita ESPP, participants cannot increase the rate of their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, (iii) no “offering period” will be commenced under the Chiquita ESPP after the date of the Merger Agreement and (iv) the Chiquita ESPP will terminate immediately following the Acceptance Time.

Employee Matters.   Parent has agreed in the Merger Agreement to provide, for one year following the closing of the Merger, to each employee of Chiquita or its subsidiaries (other than employees whose terms and conditions of employment are governed by a collective bargaining agreement) who remains employed by the surviving company following the closing of the Merger with no less favorable terms and conditions of employment (including severance benefits but excluding any one-time, not-ordinary course retention, transition, or any other similar payment or benefit) than those the employee was enjoying prior to the closing of the Offer. Parent will honor all obligations under any Chiquita benefit plans and arrangements including any Chiquita collective bargaining agreements.

Parent will give such employees full credit for prior service with Chiquita or its subsidiaries for purposes of eligibility to participate and level of benefits under any compensation or employee benefit plan, policy, agreement or arrangement maintained by Parent or any of its subsidiaries in which such employee and his or her dependents will be eligible to participate except for purposes of benefit accrual under any defined benefit pension plan or to the extent such credit results in a duplication of benefits. Parent has also agreed to waive limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable medical or dental plan and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by such employees in the calendar year that the Merger occurs.

Parent has agreed in the Merger Agreement to cause any employee of Chiquita or its subsidiaries who participates in the Chiquita 2014 annual bonus or incentive plan to be paid an annual cash bonus in respect of 2014 based on actual performance no later than March 15, 2015.

Fyffes Termination Fee.  Under the terms of the Merger Agreement, Chiquita is obligated to pay the fee set forth in the Fyffes Expenses Reimbursement Agreement, dated March 10, 2014, between Chiquita and Fyffes plc, as amended by the Supplemental Expense Reimbursement Agreement, dated September 25, 2014, as the same may be further amended from time to time, in compliance with the terms thereof.

Conditions to the Offer.  See Section 15 “— Certain Conditions of the Offer.”

Conditions to the Merger.  The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by the NJBCA, the Merger will have been approved by the shareholders of Chiquita in accordance with the NJBCA;
•	no law or order (whether temporary, preliminary or permanent) will prohibit, prevent or make illegal the consummation of the Merger; and
•	Purchaser will have accepted for payment, or caused to be accepted for Payment, all the Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a)	by the mutual written consent of Parent and Chiquita;
(b)	by either of Parent or Chiquita if:
(i)	any governmental entity of competent jurisdiction issues an order permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order has become final and non-appealable, provided that this termination right will not be available to any party that has breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in the issuance of such order;
(ii)	the Acceptance Time shall not have occurred by the Outside Date; provided that this termination right will not be available to any party that has breached its obligations under the Merger Agreement in any manner that proximately causes or results in the failure of the Acceptance Time to have occurred by the Outside Date;
(iii)	the Offer has expired or been terminated with no purchases of Shares; provided that this termination right will not be available to any party that has breached its obligations under the Merger Agreement in any manner that proximately causes or results in the expiration or termination of the Offer without any Shares being purchased;
(c)	by Chiquita if:
(i)	prior to the Acceptance Time, in order to enter into a Superior Proposal in compliance with the Merger Agreement, if prior to or concurrently with such termination, Chiquita pays the Termination Fee (as defined herein) due under the Merger Agreement;
(ii)	(A) the Offer is not commenced within ten business days following the date of the Merger Agreement or (B) Purchaser, in violation of the Merger Agreement, fails to purchase and accept for payment the validly tendered Shares pursuant to the Offer; or
(iii)	prior to the Acceptance Time, Parent or Purchaser has materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of any condition to the Merger (as described under “— Conditions to the Merger” above) or the failure of Purchaser to consummate the Offer and (B) is incapable of being cured by Parent by the Outside Date or, if capable of being cured, is left uncured by Parent within 30 days after receipt of written notice of such breach or failure to perform; or
(d)	by Parent if:
(i)	prior to the Acceptance Time, (A) a Company Change of Recommendation shall have occurred, (B) Chiquita enters into a definitive agreement with respect to a Superior Proposal (other than a confidentiality agreement) or (C) Chiquita fails to include the Chiquita Recommendation in the Schedule 14D-9 (each of clause (A) through (C), a “Specified Termination Event”); or
(ii)	if Chiquita has materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of any condition to the Merger (as described under “— Conditions to the Merger” above) or the conditions set forth in Section 15 — “Conditions of the Offer” with respect to Chiquita’s representations and warranties and its material performance or compliance with the Merger Agreement and (B) is incapable of being cured by Chiquita by the Outside Date or, if capable of being cured, is left uncured by Chiquita within 30 days after receipt of written notice from Parent of such breach or failure to perform.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect without liability or any party to the other party, except that the obligation of Parent and Purchaser to terminate the Offer, the termination fee and reimbursement provisions (as described under “— Termination Fee” below) will survive termination in addition to certain miscellaneous provisions. Moreover, except as set forth below under “— Termination Fee,” termination will not relieve any party from any liability for any fraud or intentional breach of its obligations under the Merger Agreement, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, including, in the case of an intentional breach by Parent or Purchaser, liability to Chiquita for damages, determined taking into account all relevant factors, including, without duplication, consequential damages incurred by Chiquita and the lost shareholder premium, and, in the case of an intentional breach by Chiquita, liability to Parent or Purchaser for damages, determined taking into account all relevant factors, including, without duplication, consequential damages incurred by Parent or Purchaser.

Termination Fee.  Chiquita will be required to pay to Parent a termination fee in the amount of $25 million (the “Termination Fee”) if the Merger Agreement is terminated in the following circumstances:

(a)	If Parent terminates the Merger Agreement as a result of a Specified Termination Event; Chiquita must pay to Parent the Termination Fee on the second business day following such termination.
(b)	If Chiquita terminates the Merger Agreement in order to enter into a binding agreement for a Superior Proposal, Chiquita must pay to Parent the Termination Fee prior to or concurrently with such termination.
(c)	If, after the date of the Merger Agreement (i) prior to the Acceptance Time, an Alternative Proposal is publicly disclosed or any person publicly announces and does not withdraw (prior to termination with no purchases of Shares) an intention to make an Alternative Proposal, (ii) the Merger Agreement is terminated because the Offer has expired or terminated with no purchases of Shares, and (iii) a definitive agreement for any Alternative Proposal is entered into within nine months after such termination (whether or not the same Alternative Proposal referred to in the preceding clause (i)), or such Alternative Proposal is consummated, then Chiquita must pay to Parent the Termination Fee concurrently with the earliest to occur of any Alternative Proposal under clause (iii) of this paragraph. For purposes of this paragraph, each reference to “25%” and “75%” in the definition of “Alternative Proposal” will be deemed to be replaced by “50%.”

Notwithstanding anything to the contrary in the Merger Agreement:

(1)	If Parent receives or is entitled to receive the Termination Fee, then such payment will be the sole and exclusive remedy of Parent and Purchaser under the Merger Agreement, and upon payment of the Termination Fee, Chiquita will have no further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement;
(2)	If Parent or Purchaser receives any payments (excluding payments provided for under the Merger Agreement and in connection with regulatory fees) from Chiquita in respect of any breach of the Merger Agreement, and Parent is thereafter entitled to receive the Termination Fee, the Termination Fee as payable will be reduced by the amount of any such payments (excluding those excluded payments described in this paragraph) made by Chiquita to Parent or Purchaser with respect to such breach;

Expenses.  Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties under the Merger Agreement will be borne solely by the party that incurred such fees and expenses.

Amendment.  The Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of Chiquita contemplated by the Merger Agreement, by written agreement of the parties at any time prior to the closing date of the Merger Agreement, subject to the requirement that any such amendment by Chiquita must be agreed to by a majority of Chiquita’s independent directors in office prior to the appointment of Parent’s designees; provided, however, that (a) no amendment, modification or supplement of the Merger Agreement will be made (i) following the Acceptance Time, which decreases the amount of Merger Consideration and (ii) following receipt of the affirmative vote of a majority of the votes cast by Chiquita’s shareholders entitled to vote thereon, as required by the NJBCA, if required by applicable law, unless, to the extent required by applicable law or the rules and regulations of the NYSE, approved by the shareholders of Chiquita or Parent, as applicable, and (b) certain provisions of the Merger Agreement, including access to information, extension and waiver, third party beneficiaries, waiver of jury trial and this clause (b) of this paragraph, cannot be amended, modified, supplemented or terminated in a manner that is adverse to a Financing Source or the Financing Source Related Parties (each as defined in the Merger Agreement), without the prior written consent of the administrative agent under the debt commitment letter relating to the ABL Facility.

Guaranty.  Each of Burlingtown and Erichton have unconditionally, absolutely, continuingly and irrevocably jointly and severally guaranteed to Chiquita the timely payment and performance by Parent and Purchaser of all of the obligations and liabilities of Parent and Purchaser arising under or in connection with the Merger Agreement. Each of Burlingtown and Erichton has further agreed that if Parent and Purchaser shall fail to pay in full when due any of their obligations under the Merger Agreement, Burlingtown and Erichton shall promptly pay the same.

Specific Performance.  The parties have agreed that any of them will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity.

Governing Law.  The Merger Agreement is governed by New York Law.

The Confidentiality Agreement

On September 9, 2014, Chiquita and Cutrale-Safra entered into a reciprocal confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each of Chiquita and Cutrale-Safra agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions) and use such information solely for exclusive purpose of evaluating a possible transaction between Chiquita and Cutrale-Safra. Under the Confidentiality Agreement, Cutrale-Safra is also subject to certain customary standstill restrictions for one year with respect to the securities of Chiquita and certain non-solicitation restrictions with respect to employees of Chiquita for two years after the signing of the Confidentiality Agreement.

12. Purpose of the Offer; Plans for Chiquita.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Chiquita. The Offer, as the first step in the acquisition of Chiquita, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger immediately following the Acceptance Time.

Holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Chiquita and will no longer participate in the future growth of Chiquita. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Chiquita, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive an amount in cash equal to the Offer Price.

Upon the payment for Shares accepted for payment under the Offer, the Merger Agreement provides that Parent will be entitled to designate a number of directors, rounded up to the next whole number, to the Chiquita Board that is in the same proportion as the Shares beneficially owned by Parent to the total number of Shares then outstanding, and Chiquita will promptly take all actions reasonably necessary to cause Parent’s designees to be so elected, including, if necessary by increasing the size of the Chiquita Board and/or obtaining the resignation of one or more existing directors; provided, however, that until the closing of the Merger, Chiquita’s chief executive officer and at least three independent directors of Chiquita will remain on the Chiquita Board. Because Purchaser expects, immediately after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement, Parent does not currently intend to exercise such designation right. However, if this right is exercised, we expect that such representation on the Chiquita Board would permit us to exert substantial influence over Chiquita’s conduct of its business and operations. Following the Merger, the directors of Purchaser will be the directors of Chiquita as the surviving corporation. See Section 11 — “The Transaction Agreements — The Merger Agreement.”

Merger Without a Vote.  Under Section 14A:10-5.1 of the NJBCA, the short-form merger provision, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser would be permitted to effect the Merger without a vote or any further action by Chiquita’s shareholders. Under Section 14A:10-5.1(2) of the NJBCA, if Purchaser owns less than 100% of the outstanding shares of Chiquita as of immediately prior to the short-form merger, Purchaser must mail to each minority shareholder of record, a copy or a summary of the plan of merger.

As a result of the Top-Up Option, under which Purchaser would be required to purchase a certain number of Shares so as to beneficially own one Share more than 90% of the number of Shares outstanding pursuant to the deemed exercise of the Top-Up Option, if the Offer is consummated, Purchaser expects to effect the Merger without a vote or any further action by Chiquita’s shareholders under the short-form merger provision of the NJBCA. In the unlikely event we do not acquire at least 90% of the outstanding Shares pursuant to the Offer, the Top-Up Option or otherwise, we will have to seek approval of the Merger by Chiquita shareholders. Approval of the Merger requires the requires the affirmative vote of a majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote, including us in our capacity as shareholder. Thus, assuming that the Minimum Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the affirmative vote of any other Chiquita shareholder, to satisfy the shareholder approval requirement to approve the Merger. Pursuant to the Merger Agreement, Chiquita has agreed to promptly call and hold a meeting of Chiquita’s shareholders for purposes of voting on the approval of the Merger if shareholder approval is required under the NJBCA to effect the Merger.

Appraisal Rights.  Appraisal rights are not available under the NJBCA in connection with the Offer, and shareholders of Chiquita who tender Shares in the Offer will not have appraisal rights in connection with the Merger in accordance with NJBCA. Subject to certain limitations not applicable to the Merger, the NJBCA does not provide appraisal rights or rights of a dissenting shareholder to a shareholder with respect to shares (1) of a class or series which is listed on a national securities exchange on the record date fixed to determine the shareholders entitled to vote upon the plan of merger or consolidation or (2) for which, pursuant to the plan of merger or consolidation, such shareholder will receive cash. The Shares are listed on New York Stock Exchange, which is a national securities exchange, and the Chiquita Shareholders will receive cash consideration of $14.50 per Share in connection with the Merger.

Plans for Chiquita.  As described herein, upon completion of the Offer, subject to the satisfaction of the conditions of the Merger in the Merger Agreement, Purchaser will merge with and into Chiquita, which will continue as a wholly owned subsidiary of Parent. Parent will be a jointly owned subsidiary of Burlingtown and Erichton and will be governed by members designated by the Cutrale group and the Safra group. The Cutrale group and the Safra group intend to continue to evaluate the business and operations of Chiquita after the consummation of the Offer and the Merger and will take such additional actions as they deem appropriate under the circumstances then existing with a view to enhancing the development of Chiquita’s potential through access to Cutrale-Safra’s substantial experience in all aspects of the fruit and juice value chain and extensive financial expertise. Cutrale-Safra believe that as a jointly owned subsidiary of the Cutrale group and the Safra group, Chiquita will be able to take advantage of the vast knowledge of the Cutrale group in farming, processing, technology, sourcing, distribution, logistics and marketing and that the Safra group’s highly regarded global reputation for business and investment success, its knowledge of market conditions around the world, and its long term relationships internationally all can add value to Chiquita and further enhance its prospects.

Our directors immediately prior to the Effective Time will become the directors of the surviving corporation at the Effective Time and Chiquita’s officers immediately prior to the Effective Time will continue as the officers of the surviving corporation at the Effective Time. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, Chiquita’s Board. See Section 11 — “The Transaction Agreements — Merger Agreement — The Merger.”

If the Offer and the Merger are consummated, Parent expects to review Chiquita’s outstanding debt securities and to explore options with respect thereto. In the case of Chiquita’s senior secured notes, these options include optional redemptions under Sections 3.07(c) and 3.07(d) of the indenture governing those notes.

Except as described above or elsewhere in this Offer to Purchase (including Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for Chiquita”), neither we nor Parent has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Chiquita or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Chiquita or any of its subsidiaries, (iii) any material change in Chiquita’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of Chiquita, (v) any other material change in Chiquita’s corporate structure or business, (v) any class of equity securities of Chiquita being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Chiquita becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of Chiquita’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Chiquita, or the disposition of securities of Chiquita, or (x) any changes in Chiquita’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as that paid in the Offer.

13. Certain Effects of the Offer.

Market for Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Burlingtown, Erichton, Purchaser and Parent. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are currently quoted on the New York Stock Exchange (“NYSE”). However, the rules of the NYSE establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the NYSE. According to the NYSE published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) the number of total shareholders of Chiquita should fall below 400, (ii) the number of total shareholders of Chiquita should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of Chiquita and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If the Shares are not delisted prior to the Merger, we intend to delist the Shares from the NYSE promptly following consummation of the Merger. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of the NYSE for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected.

Following the consummation of the Offer, it is possible that Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for Shares would, however, depend upon the number of holders of Shares and the aggregate market value of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Chiquita to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Chiquita to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Chiquita, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Chiquita and persons holding “restricted securities” of Chiquita to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on the New York Stock Exchange as described above. After consummation of the Offer, Parent and Purchaser currently intend to cause Chiquita to terminate the registration of Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, neither Chiquita nor any of its non-wholly owned subsidiaries will authorize or pay any dividends on, or make any distribution with respect to, its outstanding shares of capital stock, except (i) dividends and distributions paid or made on a pro rata basis by subsidiaries of Chiquita in the ordinary course consistent with past practice, or (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

15. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, and subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), Purchaser will not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer if at any time on or after the date of commencement of the Offer and prior to the Expiration Time, any of the following conditions exists or has occurred and is continuing at then scheduled Expiration Time:

(1)	there shall not have been validly tendered (and not validly withdrawn) prior to the Expiration Time a number of Shares that, together with the Shares beneficially owned by Parent and Purchaser, represents at least a majority of the total number of outstanding Shares of Chiquita (calculated on a fully diluted basis excluding (a) securities convertible into Shares pursuant to the Convertible Notes and (b) Shares issuable pursuant to the Top-Up Option) as of the Expiration Time (the “Minimum Condition”);
(2)	the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not have expired or been terminated (the “HSR Condition”);
(3)	there shall not have been obtained any authorization, consent or approval of, or filing with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) necessary, under applicable federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Governmental Entity (a “Law”), for the consummation by Chiquita of the transactions contemplated by the Merger Agreement that if not obtained or made would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Regulatory Condition”);

As used herein, “Company Material Adverse Effect” means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Chiquita and its subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Chiquita and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, the generally accepted accounting principles in the United States or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Chiquita or any of its subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of the Shares in and of itself, or the fact, in and of itself, that Chiquita failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect); (G) the announcement or the existence of the Merger Agreement or the transactions contemplated hereby or the performance of and the compliance with the Merger Agreement; (H) any litigation brought or threatened by shareholders of Chiquita (whether on behalf of Chiquita or otherwise) in connection with the Merger Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Parent; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Chiquita as of the date hereof (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Chiquita as of the date of the Merger Agreement shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect); except if, in the case of clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Chiquita and its subsidiaries, taken as a whole, compared with other companies operating in the industries in which Chiquita and its subsidiaries operate;

(4)	any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent) (an “Order) shall be in effect that prohibits, enjoins or makes illegal the consummation of the Offer or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition;

As used herein, “Burdensome Condition” means (A) any action taken, or any agreement or consent to take any action, by Purchaser, Parent or Chiquita (or any of their respective subsidiaries or affiliates) (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its subsidiaries) business in any specified manner) that would individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or (B) any agreement by Parent or any of its affiliates to (i) any prohibition or limitation on its or their ownership (or any limitation that would affect its or their operation) of any portion of their respective businesses or assets (without giving effect to any of the Transactions), (ii) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets (without giving effect to any of the Transactions), or (iii) any other limitation on its or their ability to effectively control or operate their respective businesses or any limitation that would affect its or their ability to control their respective operations (without giving effect to any of the Transactions);

(5)	(A) the representations and warranties of Chiquita set forth in the Merger Agreement (except those representations and warranties set forth in clause (B) below) shall not be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (B) (i) the representations and warranties of Chiquita set forth in Section 4.2(a), the second sentence of Section 4.10, Section 4.21 and Section 4.23 shall not be true and correct (except in the case of Section 4.2(a) for any de minimis inaccuracy) at and as of the date of the Merger Agreement and at and as of the

Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (y) the representations and warranties of Chiquita set forth in Sections 4.2(b) and 4.2(c) shall not be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of the Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (z) the representations and warranties of Chiquita set forth in Section 4.3(a) shall not be true and correct other than as would not materially impede or prevent the consummation of the Transactions at and as of the date of the Merger Agreement and at and as of the Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). Parent and Purchaser shall not have received a certificate validly executed and signed on behalf of Chiquita by its chief executive officer and chief financial officer certifying that this condition has been satisfied;
(6)	Chiquita shall not have performed, in all material respects, all of the obligations, agreements and covenants (in each case, other than Sections 6.5 and 6.17) required by the Merger Agreement to be performed prior to the Expiration Time, and such failure to perform shall not have been cured prior to the Expiration Time, and Parent and Purchaser shall not have received a certificate validly executed and signed on behalf of Chiquita by its chief executive officer and chief financial officer certifying that this condition has been satisfied;
(7)	Chiquita shall not have complied with Section 6.17 of the Merger Agreement with respect to payment of the Fyffes Termination Fee. See Section 11 — “The Transaction Agreements”; or
(8)	the Merger Agreement shall have been terminated in accordance with its terms.

Subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition, or may (if permitted by applicable Law) be waived (other than the Minimum Condition which may not be waived) by Purchaser and Parent as a whole or in part at any time and from time to time in their sole discretion.

16. Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on its examination of publicly available information filed by Chiquita with the SEC, other publicly available information concerning Chiquita and other information made available to Purchaser by Chiquita, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Chiquita’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Chiquita’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Statutes.  A number of states (including New Jersey, where Chiquita is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Chiquita, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 14A:10A of the NJBCA as described below) purport to apply to the Offer or the Merger, Parent and Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 14A:10A of the NJBCA prevents certain “business combinations” with an “interested shareholder” (generally, any person who owns or has the right to acquire 10% or more of a corporation’s outstanding voting stock) for a period of five years following the date such person became an interested shareholder, unless, among other things, prior to the date the interested shareholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became such. The Chiquita Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer, the Top-Up Option and the Merger) and has thereby taken all action necessary to exempt the Merger Agreement and the Transactions from the provisions of Section 14A:10A of the NJBCA.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Chiquita, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by Mr. Joseph Safra, Mr. Jose Luis Cutrale of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Mr. Safra, Mr. Cutrale and Chiquita intend to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Mr. Safra and Mr. Cutrale intend to make their HSR filings no later than November 17, 2014, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the date 15 calendar days later (or if such date is not a business day, the next business day after such date), unless earlier terminated by the FTC and the Antitrust Division, or Mr. Safra, Mr. Cutrale or Chiquita, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Mr. Safra, Mr. Cutrale or Chiquita, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Mr. Safra’s, Mr Cutrale’s or Chiquita’s, as applicable, substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers either necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, Chiquita or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Foreign Antitrust Laws.  As described above, it is also a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that required approvals in respect of the transactions contemplated by the Merger Agreement shall have been obtained by Governmental Entities. In addition to a Premerger filing under the HSR Act, Parent, Purchaser and Chiqutia intend to file premerger antitrust filings with antitrust authorities in the following jurisdictions: the European Union, Switzerland, Ukraine, Russia, Turkey, Ecuador and Costa Rica. Purchaser is not aware, and Chiquita has advised Purchaser that it is not aware, of any other applicable restrictions or requirements under antitrust or other competition laws of jurisdictions other than the United States, the European Union, Switzerland, Russia, Ukraine, Turkey, Ecuador and Costa Rica, that make it necessary for Chiquita and Parent to make any additional filings in order to consummate the Transactions. If any other foreign antitrust laws are applicable to the Offer or the Merger, Purchaser and Chiquita intend to make any filings required thereunder.

Other Foreign Laws.  Chiquita and Parent and certain of their respective subsidiaries and affiliates conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Parent and Chiquita are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

Litigation.  To the knowledge of Parent, Purchaser and Chiquita, as of November 4, 2014, there is no pending litigation against Parent, Purchaser or Chiquita in connection with the Merger or the Transactions.

On October 7, 2014, a purported shareholder of Chiquita filed a putative class action in Federal Court in New Jersey challenging the proposed combination between Fyffes plc and Chiquita (the “Combination”). The case is captioned City of Birmingham Firemen's and Policemen's Supplemental Pension System v. Chiquita Brands International Inc., et al., Case Number 14-6200-NLH-AMD (D.N.J.). On October 16, 2014, the judge in the case entered an order that, among other things, denied plaintiff’s request for expedited discovery and required the parties to appear for a show cause hearing on October 23, 2014, on plaintiff’s application for a preliminary injunction regarding the Combination. On October 21, 2014, the plaintiff voluntarily withdrew its application for a preliminary injunction and notified the court that it will instead pursue a damages action. Under the current scheduling order, the plaintiff has until November 21, 2014 to file an amended complaint. Chiquita and the Chiquita Board have informed us that they believe that the claims asserted against them by the plaintiff are without merit and will defend this case vigorously.

17. Fees and Expenses.

Credit Suisse Securities (USA) LLC is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Cutrale-Safra in connection with the proposed acquisition of Chiquita, for which services it will receive customary fees. Cutrale-Safra has agreed to reimburse Credit Suisse Securities (USA) LLC for its fees and expenses, including fees and expenses of its legal counsel, and to indemnify it and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. In the ordinary course of business, Credit Suisse Securities (USA) LLC and its affiliates may acquire, hold or sell for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Cutrale-Safra, Chiquita and their respective affiliates and any other company that may be involved in the transactions, as well as provide investment banking and other financial services to such companies.

Parent and Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and Computreshare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Chiquita has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Board Recommendation and the reasons for such Board Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Chiquita.”

CAVENDISH ACQUISITION CORPORATION

November 4, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF BURLINGTOWN UK LTD
DIRECTORS AND EXECUTIVE OFFICERS OF ERICHTON INVESTMENTS LTD.
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

1. Directors and Executive Officers of Burlingtown UK LTD.  The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Burlingtown UK LTD. The current business address of each person is 25 Park Lane, 3rd Floor, London W1K1RA, UK, and the current business phone number of each person is +44-(0)207-529-2299, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Graziela Cutrale, Brazil	Function at Burlingtown UK LTD: Director
Other current positions and Directorships: Graziela Cutrale is a currently a member of Burlingtown LLP, an entity affiliated with Burlingtown UK LTD and also holds directorship positions in other entities affiliated with Burlingtown UK LTD. Ms. Cutrale is also a director of Parent.
Jose Henrique Cutrale, Brazil	Function at Burlingtown UK LTD: Director
Other current positions and Directorships: Jose Henrique Cutrale also holds directorship positions in other entities affiliated with Burlingtown UK LTD.
Jose Luis Cutrale, Brazil	Function at Burlingtown UK LTD: Director
Other current positions and Directorships: Jose Luis Cutrale is currently a member of Burlingtown LLP and also holds directorship positions in other entities affiliated with Burlingtown UK LTD. He also holds a directorship position as a director of Coca-Cola Femsa SAB de CV.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Rosana Falcioni Cutrale, Brazil	Function at Burlingtown UK LTD: Director
Other current positions and Directorships: Rosana Falcioni Cutrale is currently a member of Burlingtown LLP and also holds directorship positions in other entities affiliated with Burlingtown UK LTD.
Jose Luis Cutrale Junior, Brazil	Function at Burlingtown UK LTD: Director
Other current positions and Directorships: Jose Luis Cutrale Junior is currently a member of Burlingtown LLP and also holds directorship positions in other entities affiliated with Burlingtown UK LTD.
Philip Warner, Britain	Function at Burlingtown UK LTD: Chief Financial Officer
Professional background: Philip Warner has been the CFO of Burlingtown UK LTD since March 2011. Mr. Warner was previously a senior tax adviser at RSM Tenon Limited (formerly RSM Bentley Jennison and now part of Baker Tilly UK Group LLP), with its business address at 7 Elmfield Road, Bromley, BR1 1LT United Kingdom, from March 2004 to February 2011.
Other current positions and Directorships: Philip Warner is a director of Parent.

2. Directors and Executive Officers of Erichton Investments Ltd.  The following table sets forth the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands, and the current business phone number of each person is +1 (242) 601-6402, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Joseph Safra, Brazil	Function at Erichton Investments Ltd.: Ultimate Controlling Person
Professional background: Joseph Safra is currently Chairman of the Board of Directors of J. Safra Sarasin Holding AG. Mr. Safra is the founder of the various Safra Banks which are part of the Safra Group.
Israel Borba, Brazil	Function at Erichton Investments Ltd.: Director
Other current positions and Directorships: Israel Borba is currently the Chief Operating Manager at Bank J. Safra Sarasin (Bahamas) Ltd., which is incorporated under the laws of the Bahamas and focuses on asset management, investment advisory services and portfolio management. Bank J. Safra Sarasin (Bahamas) Ltd. is part of the J. Safra Sarasin Group. Mr. Borba also holds directorship positions as a director of entities affiliated with the Safra Group, including Comtel Holding Ltd., SIB Management Holding (Bahamas) Limited and J. Safra Sarasin Asset Management (Bahamas) Ltd.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Ailton Bernardo, Brazil	Function at Erichton Investments Ltd.: Director
Other current positions and Directorships: Ailton Bernardo is currently the Deputy Managing Director at Banque J. Safra Sarasin (Luxembourg) SA, which is engaged in private and commercial banking services, and custody services, and is part of the J. Safra Sarasin Group. Mr. Bernardo is also a Manager at J. Safra Holdings Luxembourg S.a.r.l. Mr. Bernardo also holds directorship positions as a director of entities affiliated with the Safra Group including J. Safra Holdings International (Luxembourg) S.A., J. Safra Sarasin Brokerage Ltd. and J. Safra Sarasin Insurance Brokerage (Asia) Ltd.
Daniel Wainberg, Uruguay and Poland	Function at Erichton Investments Ltd.: Director
Other current positions and Directorships: Daniel Wainberg is currently Executive Director at Bank J. Safra Sarasin AG, which provides private and commercial banking services, asset management and advisory services in Switzerland. Bank J. Safra Sarasin AG is part of the J. Safra Sarasin Group. Mr. Wainberg has held directorship positions as a director of entities affiliated with the Safra Group, including J. Safra Asset Management Limited and Safra Asset Management (Bahamas) Limited. Mr. Wainberg is also currently a director at J. Safra Sarasin Insurance Brokerage (Asia) Ltd.
Fernando Batista, Brazil	Function at Erichton Investments Ltd.: Director
Other current positions and Directorships: Fernando Batista is currently Deputy Director at Banque J. Safra Sarasin (Luxembourg) S.A. Mr. Batista is also a Manager at J. Safra Holdings Luxembourg S.a.r.l. Mr. Batista also holds directorship positions as a director of entities affiliated with the Safra Group, including J. Safra Holdings International (Luxembourg) S.A., J. Safra Asset Management Limited, Safra Asset Management (Bahamas) Limited and J. Safra Sarasin Asset Management (Bahamas) Ltd.

3. Directors and Executive Officers of Parent.  The following table sets forth the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is Level 1, Exchange House, Primrose Street, London EC2A 2EG, England, and the current business phone number of each person is (212) 704-5518, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Daniel Wainberg, Uruguay and Poland	Function at Parent: Director
Professional background: (See information provided for Erichton above.)
Fernando Batista, Brazil	Function at Parent: Director
Professional background: (See information provided for Erichton above.)
Graziela Cutrale, Brazil	Function at Parent: Director
Professional background: (See information provided for Burlingtown above.)
Philip Warner, Britain	Function at Parent: Director
Professional background: (See information provided for Burlingtown above.)

4. Directors and Executive Officers of Purchaser.  The following table sets forth the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser. The current business address of each person is 830 Bear Tavern Road, West Trenton, New Jersey 08628, and the current business phone number of each person is 212-704-5518, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Michael Rubinoff, United States	Function at Purchaser: Director and President
Professional background: From 2009 to 2012, Mr. Rubinoff was Global Co-Head of Global Corporate and Investment Banking at Bank of America Merrill Lynch and served as Chairman thereof in 2012. Before 2009, Mr. Rubinoff was a senior executive at Merrill Lynch, Pierce, Fenner and Smith Incorporated.
Other current positions and Directorships: Michael Rubinoff is currently a consultant to J. Safra Asset Management Corporation, which is affiliated with the Safra Group and which provides financial advisory and investment services and a director at Global Atlantic Financial Group Limited, a leading insurance and reinsurance company.
Sascha Knobloch, Canada	Function at Purchaser: Vice President and Secretary
Professional background: Previously Mr. Knobloch was employed by Goldman Sachs Group, Inc., which has its business address at 200 West Street, New York, NY 10282, from April 2010 to August 2011.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Other current positions and Directorships: Sascha Knobloch is currently the Vice President of J. Safra Asset Management Corporation, which is affiliated with the Safra Group and which provides financial advisory and investment services.
Carlos Bertaco, Brazil and United States	Function at Purchaser: Vice President
Other current positions and Directorships: Carlos Bertaco is currently the Executive Vice President and Controller for Safra National Bank of New York, which is affiliated with the Safra Group and which provides private and commercial banking services through its headquarters in New York and its branches in Aventura and Miami, FL. Mr. Bertaco also holds directorship positions as a director of Safra Securities LLC, J. Safra Asset Management Corporation, Safra New York Corporation, SNBNY Holdings Limited, SNB Servicios, S.A. de C.V., Northwest 5th and 45th Realty Co., 660 Madison Owner Realty Corp. and Etoile Madison Corp.

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022

Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is

Eleven Madison Avenue
New York, NY 10010-3629
+1 (888) 726-6999 (Call Toll-Free)